

ENDEAVOUR SILVER CORP.

**NI 43-101 TECHNICAL REPORT
ON THE RESOURCE
AND RESERVE ESTIMATES
FOR THE
GUANACEVÍ MINES PROJECT
DURANGO STATE,
MEXICO**

April 15, 2008

Prepared by

BARRY D. DEVLIN, P. Geo

TABLE OF CONTENTS

Page

1.0 SUMMARY...9
1.1 Property Description……………………………………………………………9
1.2 Ownership………………………………………………………………………9
1.3 Geology and Mineralization……………………………………………………10
1.4 Exploration……………………………………………………………………..10
1.5 Reserve and Resource Estimation……………………………………………....11
1.6 Development and Operations…………………………………………………...13
1.7 Conclusions and Recommendations……………………………………………....13
2.0 INTRODUCTION AND TERMS OF REFERENCE 15
2.1 Introduction...15
2.2 Qualified Person and Participating Personnel …………………………………...15
2.3 Term and Definitions ……………………………………………………………15
2.4 Source Documents……………………………………………………………….17
3.0 RELIANCE ON OTHER EXPERTS 18
4.0 PROPERTY DESCRIPTION AND LOCATION 19
4.1 Property Description…………………………………………………………...19
4.2 Location…………………………………………………………………………19
4.3 Mineral Tenure…………………………………………………………………20
4.3.1 Property Agreements……………………………………………………………21
4.4 Property Ownership……………………………………………………………..26
4.5 Environmental, Permits and Approvals 26
5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE
AND PHYSIOGRAPHY...27
5.1 Accessibility…………………………………………………………………….27
5.2 Infrastructure……………………………………………………………………29
5.3 Climate, Vegetation……………………………………………………………..29
5.4 Physiography, Hydrology………………………………………………………..29
5.5 Local Resources…………………………………………………………………29
6.0 HISTORY...30
6.1 Guanaceví Mining District and Guanaceví Properties...30
6.2 Historic Exploration 30
6.3 Historic Mining…………………………………………………………………33
6.4 Historic Production……………………………………………………………...33
6.5 Historic Mineral Resources and Mineral Reserves 35
7.0 GEOLOGICAL SETTING..38
7.1 Regional Geology..38
7.1.1 Guanaceví Formation……………………………………………………………38
7.1.2 Lower Volcanic Sequence……………………………………………………....38
7.1.3 Upper Volcanic Sequence………………………………………………………39
7.1.4 Structural Setting………………………………………………………………..41
7.2 Project Geology……………………………………………………………..…...42
7.2.1 Local Structure…………………………………………………………………..42
7.2.2 Alteration………………………………………………………………………...42
8.0 DEPOSIT TYPES..43
9.0 MINERALIZATION..44
9.1 Santa Cruz Vein..44
9.2 Footwall Veins..44
10.0 EXPLORATION...46
10.1 Introduction……………………………………………………………………...46

10.2 2007 Exploration Programs…………………………………………………………...46
10.2.1 2007 Porvenir – Santa Cruz Surface Diamond Drilling Program…….…..…………49
10.2.2 2007 North Porvenir Surface Diamond Drilling Program………………………….52
10.2.3 2007 Santa Cruz Mine Surface Diamond Drilling Program…………………………...57
10.3 2007 Budget Expenditures……………………………………………………………61
10.4 Conclusions………………………………………………………………………………62
11.0 DRILLING **63**
11.1 Introduction…………………………………………………………………63
11.2 Drilling Procedures..63
11.3 2007 Exploration Drilling Programs……………………………………………63
12.0 SAMPLING METHOD AND APPROACH **65**
12.1 Sampling Interval…………………………………………………………......65
12.2 Density Determinations……………………………………………………….65
13.0 SAMPLE PREPARATION, ANALYSES AND SECURITY...**66**
13.1 Sample Preparation……………………………………………………………66
13.2 Analyses…………………………………………………………………….66
13.3 Security……………………………………………………………………67
13.4 Conclusions…………………………………………………………………67
14.0 DATA VERIFICATION...**68**
14.1 Data Verification Procedures……………………………………………………68
14.2 Quality Assurance and Quality Control...69
14.2.1 Blank Samples……………………………………………………………69
14.2.2 Duplicate Samples………………………………………………………...69
14.2.3 Reference Standards………………………………………………………70
14.2.4 Check Assaying……………………………………………………………70
15.0 ADJACENT PROPERTIES **71**
15.1 Introduction…………………………………………………………………71
15.2 Other Silver-Gold Production Activity in the Guanaceví Mining District 71
16.0 MINERAL PROCESSING AND METALLURGICAL TESTING.................................**73**
17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES.........................**75**
17.1 Introduction………………………………………………………………...75
17.2 Resource and Reserve Estimation Methodologies………………………………………75
17.3 Geological Interpretation……………………………………………………75
17.4 3D Wireframe Modeling…………………………………………………………76
17.5 3D Statistical Analysis………………………………………………….....76
17.6 Top-Cutting High Assays (Capping)……………………………………………77
17.7 Sample Composites…………………………………………………………77
17.8 Spatial Analysis……………………………………………………………79
17.9 Mineral Resource and Reserve Modeling………………………………………..79
17.9.1 Block Model Description……………………………………………………79
17.9.2 Grade Interpolation………………………………………………………79
17.9.3 Mineral Resource Classification……………………………………………80
17.9.4 Cutoff Grade………………………………………………………………82
17.10 Measured and Indicated Mineral Resources…………………………………………82
17.11 Inferred Mineral Resources………………………………………………….86
17.12 Proven and Probable Mineral Reserves…………………………………………...88
17.12.1 Dilution……………………………………………………………………89
17.12.2 Extraction………………………………………………………………89
17.12.3 Recoverable Proven and Probable Mineral Reserves…………………………………89
17.13 Conclusions…………………………………………………………………90

18.0 OTHER RELEVANT DATA AND INFORMATION..**91**

18.1 Mining Operations...91

18.2 Ground Conditions..92

18.3 Mining Method 92

18.4 Grade Control...94

18.5 Production 94

18.6 Mineral Processing...94

18.7 Tailings Dam..95

18.8 Contracts 97

18.9 Environmental Considerations and Safety…………...97

18.10 Taxes 98

18.11 Capital Cost Estimates 98

18.12 Operating Costs..99

18.13 2008 Production Forecast 100

19.0 INTERPRETATION AND CONCLUSIONS..**102**

20.0 RECOMMENDATIONS...**104**

21.0 REFERENCES..**106**

22.0 CERTIFICATE OF QUALIFIED PERSON **107**

List of Tables

Page

Table 1.1 Proven & Probable Reserves for the Guanaceví Mines Project
as of December 31, 2007 (Cut-off Grade 250 g/t)…………………………………12

Table 1.2 Measured & Indicated Resources for the Guanaceví Mines Project
as of December 31, 2007 (Cut-off Grade 200 g/t Silver)………………………...12

Table 1.3 Inferred Resources for the Guanaceví Mines Project
as of December 31, 2007 (Cut-off Grade 200 g/t Silver)………………………...12

Table 1.4 Production for the Guanaceví Mines Project (2007)………………………………..13

Table 2.1 Abbreviations used for Guanaceví Mines Project………………………………..16

Table 4.1 Guanaceví Mines Project Concessions controlled
by Endeavour Silver…………………………………………………………...25

Table 6.1 Drilling Summary for Santa Cruz Vein Structure
at Guanaceví Mines Project (through December 2007)………………………….31

Table 6.2 Summary of the Production for the Guanaceví Property
(1991 to 2003)…………………………………………………………………35

Table 6.3 Summary of Production for the Guanaceví Property
(2005 through 2007)…………………………………………………………...35

Table 6.4 Indicated Resource Estimate for the Different Zones
as of December 31, 2006 (Cut-off Grade 200 g/t Silver)………………………...36

Table 6.5 Inferred Resource Estimate for the Different Zones
as of December 31, 2006 (Cut-off 200 g/t Silver)……………………………….36

Table 6.6 In-situ and Recoverable Proven and Probable Reserves
for the Porvenir Area as of December 31, 2006…………………………………37

Table 7.1 Generalized Stratigraphic Column
in the Guanaceví Mining District…………………………………………...41

Table 10.1 Exploration Drilling Summary for Guanaceví Mines Project
(through December 2007)……………………………………………………..46

Table 10.2 2007 Drill Hole Summary for Guanaceví Mines Project………………………...47

Table 10.3 Significant Drill Intercepts for Guanaceví Mines Project in 2007……………….47

Table 10.4 Guanaceví Mines Project Exploration Expenditures
(by Area) in 2007……………………………………………………………...61

Table 10.5   Guanaceví Mines Project Exploration Expenditures
              (by Account) in 2007……………………………………………………………………..62

Table 17.1   Grade Capping used for Gold and Silver
              at the Guanaceví Mines Project…………………………………………………………..77

Table 17.2   Percentage of Sample in Each of the Four Zones
              with a Sample Length Less than or Equal to 1 Metre……………………………78

Table 17.3   Measured & Indicated Resources for Different Zones
              (Cut-off Grade 200 g/t Silver)…………………………………………………………83

Table 17.4   Inferred Resources for Different Zones
              (Cut-off Grade 200 g/t Silver)…………………………………………………………86

Table 17.5   "In-Situ" Measured & Indicated Resources for Different Zones
              (Cut-off Grade 200 g/t Silver)…………………………………………………………88

Table 17.6   Diluted "In-situ" and Recoverable Proven and Probable Reserves
              for the Porvenir zone (Cut-off Grade 250 g/t Silver)……………………………….89

Table 18.1   2008 Capital Cost Estimates for the Guanaceví Mines Project…………………..99

Table 18.2   2007 Operating Costs for Guanaceveví Mines Project…………………………100

Table 19.1   Guanaceví Mines Project - Exploration Budget (by Area) for 2008……………102

Table 19.2   Guanaceví Mines Project - Exploration Budget (by Activity) for 2008………..103

List of Figures

Page

Figure 4.1   Guanaceví Mines Project Location Map……………………….….………20

Figure 4.2   Guanaceví Mines Project Mineral Concessions Map…………………………….24

Figure 5.1   Partial View of the Town of Guanaceví……………………………………28

Figure 5.2   View of the Terrain between the Area of Mine
              and Mill Facilities at Guanaceví…………………………………………….28

Figure 6.1   Long Section Showing the Drill Hole Coverage
              for the Santa Cruz vein of the Guanaceví Mines Project………………………...32

Figure 7.1   Regional Geology Map for the Guanaceví Mining District………………….…..40

Figure 10.1   Surface drill hole plan showing the Drill Hole Coverage
              of the Santa Cruz vein for the Guanaceví Mines Project………………………...48

Figure 10.2   Longitudinal section of the Santa Cruz vein (Looking N45ºE)
              showing intersection points of the two drill holes completed
              from surface testing between Porvenir workings
              and Santa Cruz, on Sections NP3 and NP1S………………………………………..49

Figure 10.3   Cross-section NP3, showing 2006 drilling NP3-1 and NP3-2.
              Recently drilled NP3-3 intercepted the Santa Cruz vein
              with a calculated width of 1.65 meters. Pink fields
              represent rhyolite, brown is andesite, blue is conglomerate,
              and red is mineralization…………………………………………………………50

Figure 10.4   Cross-Section NP1S, with latest drilling NP1S-2 and
              2006 drillhole NP1S-1. Pink is rhyolite, brown is andesite,
              blue is conglomerate, and red is mineralization. The vein intercept
              in NP1S-2 represents approximately 2.5 m of calculated width…………………51

Figure 10.5   North Porvenir long section, showing intersection points
              located for Santa Cruz vein………………………………………………………53

Figure 10.6   Cross section through Holes NP21-1,-2,-3,-4,-5,-6 & 7
              drilled to test the Santa Cruz Vein……………………………………………..54

Figure10.7   Cross section through Holes NP20-1,-2,-3,-4,-5,-6,-7 & 8
              drilled to test the Santa Cruz Vein……………………………………………..55

Figure 10.8   Cross section through Holes NP22-1,-2,-3,-4,-5,-6, & 7
              drilled to test the Santa Cruz Vein……………………………………………..56

Figure 10.9   Santa Cruz mine long section, showing intersection points
              o the Santa Cruz vein……………………………………………………………..58

Figure 10.10   Cross section through Hole SC2-1 drilled to test
              the Santa Cruz Vein………………………………………………………………59

Figure 10.11   Cross section through Hole SC2-2 drilled to test
the Santa Cruz Vein………………………………………………………………60

Figure 15.1   Adjacent Mineral Properties or Mines in the
Guanaceví Mining District……………………………………………….72

Figure 16.1   View of leaching and CCD circuits from the top
of the deep cone thickener……………………………………………..73

Figure 16.2   View of new installed precipitation circuit, leaf filters
and desoxygenator………………………………………………..74

Figure 17.1   Sample Length at each Decile for the Four Zones
in the Guanaceví Mines Project……………………………………..78

Figure 17.2   Classification of Mineral Resources & Reserves
for the Guanaceví Mines Project……………………………………81

Figure 17.3   Location of Measured and Indicated resource blocks
in the Porvenir zone…………………………………………………83

Figure 17.4   Location of Indicated resource blocks in the Porvenir Dos zone………………...84

Figure 17.5   Location of Indicated resource blocks
in the Porvenir Dos zone (Conglomerate Vein)…………………………………84

Figure 17.6   Location of Indicated resource blocks in the Santa Cruz zone…………………..85

Figure 17.7   Location of Indicated resource blocks in the Alex Breccia zone………………...85

Figure 17.8   Location of Inferred resource blocks in the Porvenir zone………………………86

Figure 17.9   Location of Inferred resource blocks in the Santa Cruz zone……………………87

Figure 17.10   Location of Inferred resource blocks in the Alex Breccia zone…………………..87

Figure 17.11   Location of Proven reserve blocks in the Porvenir zone…………………………90

Figure 17.12   Location of Probable reserve blocks in the Porvenir zone………………………90

Figure 18.1   Organization chart for the Guanaceví Mines project (as of March 2008)………..91

Figure 18.2   Aerial view of the plant and tailings facilities
of the Guanaceví Mines Project…………………………………………………96

Figure 18.3   Photograph of tailings dam being constructed with historical tailings
and plant in the background…………………………………………………...96

Figure 18.4   Longitudinal section of Porvenir Mine (looking northeast) showing mine and
development plan through December 2008………………………………………..101

1.0 SUMMARY

Endeavour Silver Corp. ("Endeavour Silver") has prepared this Technical Report on the updated mineral resources and reserves at the Guanaceví Mines Project in the State of Durango, Mexico. The report is in compliance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions referred to in Canadian National Instrument 43-101 (NI 43-101). The report contains the mineral resource and reserve methodology and inventory. The effective date for the reserve and resource estimate is December 31, 2007. This Technical Report is an update of the audit of the December 31, 2006 resource and reserve estimate for the Guanaceví Mines Project conducted by Micon International Limited (Micon) and posted on the System for Electronic Document Analysis and Retrieval (SEDAR) on April 16, 2007. SEDAR is the filing system developed for the Canadian Securities Administrators (CSA).

1.1 Property Description

The Guanaceví Mines Project is located within the Municipality of Guanaceví in the State of Durango, Mexico near its northern border with the state of Chihuahua. The property is accessed by travelling from the city of Durango located 320 kilometres southeast. Durango has a modern airport with daily flights to and from Mexico City and portions of the United States. The Guanaceví Mines Project is located on the edge of the Sierra Madre, a series of rugged mountains with higher points reaching 3,300 metres above sea level. The Guanaceví Mines project is located at the approximate 105°58'20"W longitude and 25°54'47"N latitude.

The Guanaceví mining district covers an area measuring approximately 5 km northeast - southwest by 10 km northwest - southeast and contains more than 50 silver/gold mines. Although only three of the mines are presently operating, there is considerable mining experience available in the area.

1.2 Ownership

Endeavour Silver holds the Guanaceví Mines Project through its 100% owned Mexican subsidiary Endeavour Gold Corporation S.A. de C.V. (Endeavour Gold). Endeavour Gold holds the project through its two 100% owned subsidiaries Minera Plata Adelante S.A. de C.V. (Minera Plata Adelante) and Refinadora Plata Guanaceví S.A. de C.V. (Refinadora Plata Guanaceví). At present, the project is comprised of 36 mineral concessions. The mineral concessions are not all contiguous and vary in size, for a total property area of 962 ha. The annual 2008 concession tax for the Guanaceví properties is approximately 168,200 Mexican pesos, which is equal to about USD $15,290 at an exchange rate of 11.00 pesos to US $1.00 dollar.

Since the Micon Technical Report was published on SEDAR, the most significant material change to the various agreements area as follows.

Under the option interest agreement, the scheduled January 28, 2007 payment of $638,000 was made with 176,201 shares of the Company in lieu of cash. The Company was able to acquire the remaining shares of Minera Santa Cruz y Garibaldi S.A. de C.V. ("Minera Santa Cruz"), which owned 49% of the Santa Cruz silver-gold mine, for the final option interest agreement payment of $638,000 in January 2008, however the Company negotiated an early buy out of the minority shareholders. In May 2007, the Company issued 1,350,000 shares of the Company with a fair market value of US$5.04 per share to acquire the remaining 49% of outstanding shares in Minera Santa Cruz. The settlement price reflects the minority shareholders' earnings to date, the 2008 option payment and the projected 2007 earnings.

During 2007, Endeavour Silver also made two new acquisitions, Milache and San Pedro, both located in the San Pedro sub-district of the Guanaceví Mining District. In addition to the concessions already held (San Pedro Uno and La Sultana), Endeavour now controls approximately 456 hectares in the San Pedro area.

Endeavour Silver can acquire a 100% interest in the El Milache properties by paying US$50,000 and issuing 30,000 shares upon signing the option-to--purchase agreement and paying US$50,000 after 18 months. Endeavour Silver can earn a 100% interest in the San Pedro properties by issuing 120,000 common shares and issuing 60,000 warrants to purchase 60,000 shares at $4.69 within a 1 year period and a further 570,776 shares within a 24 month period. On signing, 120,000 common shares and 60,000 warrants were issued to the vendor. The vendor will retain a 1% net smelter royalty on mineral production.

1.3 Geology and Mineralization

The Guanaceví mineral deposits occur as an epithermal low sulphidation, quartz-carbonate, fracture-filling, vein hosted by a structure that trends approximately N45°W (+/- 5°) and dips 55° (+/- 5°) southwest. The fault and vein comprise a structural system referred to locally as the Santa Cruz vein structure or Santa Cruz vein fault. The Santa Cruz vein itself has been traced 5 kilometres along the trend and averages approximately 3.0 m in width. High-grade mineralization in the system is not continuous, but occurs in steeply northwest-raking shoots up to 200 m in strike-length. A second vein is located sub-parallel and subjacent (located in the footwall) to the Santa Cruz vein but is less continuous. The footwall vein is economically significant in the Porvenir Dos zone and in the northern portion of deep North Porvenir.

The Santa Cruz vein is a silver-rich structure with lesser amounts of gold, lead and zinc. Based on historic production, mineralization has averaged 500 grams per tonne (g/t) silver and 1 g/t gold over 3 m true width. The minerals encountered are argentite-acanthite with limited gold, galena, sphalerite, pyrite and manganese oxides. Gangue minerals noted are barite, rhodonite, rhodochrosite, calcite, flourite and quartz. The mineralization down to Level 6 in the Santa Cruz mine is mainly oxidized with a transition zone of oxides to sulphides occurring between Levels 6 to 8, although sulphide ore was mined above Level 6. Mineralization exhibits evidence of episodic hydrothermal events which generated finely banded textures. High-grade mineralization in the district is commonly associated with multiple phases of banding and brecciation. In the Porvenir Dos area and in the deeper portion of North Porvenir, a footwall-hosted vein is associated with the Santa Cruz vein structure. In both areas, this footwall vein is either within Guanaceví Formation footwall rocks or is at the structural contact between Guanaceví Formation and Lower Volcanic Sequence andesite. It is banded to brecciated quartz plus carbonate and contains local scatterings (< 1%) of sulphides (pyrite>sphalerite >galena>chalcopyrite) and rare pods (< 50 cm) of sulphides.

1.4 Exploration

Exploration data for the Guanaceví Mines Project are kept on file at both the Guanaceví Mines Project geological/engineering and exploration offices. The data is also on file at Endeavour's exploration administration office, currently located in the city of Guanajuato in the state of Guanajuato. The data handling system includes a Microsoft Excel database, ACAD drafting software and Maptek's Vulcan deposit modeling software.

Exploration at the Guanaceví Mines Project during 2007 included 3,852 metres of surface diamond drilling plus 50 metres of exploration drifting. Since taking over the project in 2004, Endeavour Silver has completed 255 diamond drill holes totaling 62,371 metres on the

Guanaceví Mines Project from which over 10,500 samples have been collected. Diamond drillholes at the Guanaceví Mines Project are known to deviate in both azimuth and dip as the hole is drilled. Down-hole surveys are attempted on all diamond drill holes and the primary survey tool is a REFLEX EZ-SHOT down-hole camera system.

All exploration drill core samples collected as part of the 2007 surface diamond drilling program were bagged and tagged at the Guanaceví Mines Project field office and then shipped to the laboratory for analysis.   In early 2007, samples were submitted to Endeavour Silver's Metalurgica Guanaceví laboratory in Guanaceví for prep and early analyses, and then sent to SGS Minerals Services (SGS) in Durango City, where they were analyzed by fire assay (gravimetric finish) of Ag and Au.

Logistical and analytical problems with SGS led to a decision to discontinue using SGS and submit all drill core samples ALS-Chemex in Chihuahua, Mexico for prep followed by analyses conducted in Vancouver, Canada. Upon arrival at ALS-Chemex, all samples are logged into the laboratory's tracking system. Then the entire sample is weighed, dried and fine crushed to better than 70% passing 2 millimetres. A sample split of up to 250 grams is then taken and pulverized to 85% passing minus 75 microns. The analytical procedure for Au and Ag is fire assay followed by a gravimetric finish. For optimal gold and silver recoveries, a 50 gram nominal pulp sample weight is used. The time required for analyses has typically been 4 to 6 weeks.

All channel samples used for reserve and resource estimates were collected by the mine geology staff and submitted to Endeavour's Metalurgica Guanaceví laboratory in Guanaceví for fire assay (gravimetric finish) of Ag and Au.

1.5 Reserve and Resource Estimation

An earlier resource and reserve estimate was the subject of an April 16, 2007 NI 43-101 Technical Report conducted by Micon. This update incorporates data gathered since the publication of the Micon report and discusses any changes in the estimation methodology and the transition from reserve estimates done using polygonal methods to those done by creating a block model using the Vulcan software package.

In-situ and diluted "recoverable" proven and probable reserves are in Table 1.1. For proven reserves, tonnage and grades are based on the channel samples only. Probable reserves are estimated using both channel samples and closely-spaced drillhole intercepts included in the current mine plan. Dilution and ore losses were estimated using nearly the same set of parametres outlined in the Micon Technical Report dated April 16, 2007. The proven and probable reserves represent only portions of the deposits for which Endeavour has a mine plan in place. The resultant tonnages in Table 1.1 represent a combination of both dilution and ore losses and can be considered as estimates of the "extractable" or recoverable reserves.

At a cut-off grade of 250 g/t silver, the total remaining Proven and Probable mineral reserves is 1,223,874 tonnes at a grade of 360 g/t silver and 0.61 g/t gold containing an estimated 14,195,159 oz of silver and 24,033 oz of gold.

Table 1.1
Proven & Probable Reserves for the Guanacevί Mines Project as of December 31, 2007 (Cut-off Grade 250 g/t)

Reserves	Diluted "In-Situ" & Recoverable Tonnes & Grade[1]				
	Tonnes	Silver (g/t)	Gold (g/t)	Ounces Ag	Ounces Au
Proven					
Porvenir Mine	82,941	447	0.65	1,192,567	1,724
Total Proven	**82,941**	**447**	**0.65**	**1,192,567**	**1,724**
Probable					
Porvenir Mine	1,140,933	354	0.61	13,002,592	22,309
Total Probable	**1,140,933**	**354**	**0.61**	**13,002,592**	**22,309**
Total Proven + Probable	**1,223,874**	**360**	**0.61**	**14,195,159**	**24,033**

Endeavour Silver also updated Indicated and Inferred resource estimates as of December 31, 2007 (Tables 1.2 & 1.3). At a geological cut-off grade of 200 g/t silver, the total remaining Measured and Indicated mineral resources are 1,202,498 tonnes at a grade of 345 g/t silver and 0.73 g/t gold containing an estimated 13,356,731 oz of silver and 28,095 oz of gold. The total remaining Inferred mineral resources is 844,754 tonnes at a grade of 313 g/t silver and 0.58 g/t gold containing an estimated 8,512,517 oz of silver and 15,862 oz of gold.

These resources are in addition to the reserves reported in Table 1.1.

Table 1.2
Measured & Indicated Resources for the Guanacevί Mines Project as of December 31, 2007 (Cut-off Grade 200 g/t Silver)

Resources	Tonnes	Silver (g/t)	Gold (g/t)	Ounces Ag	Ounces Au
Measured					
Porvenir	15,046	224	0.35	108,524	167
Total Measured	**15,046**	**224**	**0.35**	**108,524**	**167**
Indicated					
Porvenir	537,452	319	0.81	5,518,207	13,928
Porvenir Dos	220,000	349	0.66	2,470,000	5,000
Santa Cruz	330,000	391	0.69	4,210,000	7,000
Alex Breccia	100,000	314	0.62	1,050,000	2,000
Total Indicated	**1,187,452**	**347**	**0.73**	**13,248,207**	**27,928**
Total Measured + Indicated	**1,202,498**	**345**	**0.73**	**13,356,731**	**28,095**

Table 1.3
Inferred Resources for the Guanacevί Mines Project as of December 31, 2007 (Cut-off Grade 200 g/t Silver)

Resources	Tonnes	Silver (g/t)	Gold (g/t)	Ounces Ag	Ounces Au
Inferred					
Porvenir	494,754	296	0.62	4,712,517	9,862
Santa Cruz	220,000	379	0.62	2,670,000	4,000
Alex Breccia	130,000	277	0.50	1,130,000	2,000
Total Inferred	**844,754**	**313**	**0.58**	**8,512,517**	**15,862**

1.6 Development and Operations

For the year ending December 31, 2007, silver production was 1,907,795 ozs compared to 1,352,661 ozs in 2006, an increase of 41%, with gold production of 3,957 ozs compared to 2,493 ozs in 2006, an increase of 59%. Plant throughput for 2007 was 226,295 tonnes at an average grade of 375 gpt silver and 0.70 gpt gold as compared to 117,255 tonnes, at an average grade of 449 gpt silver and 0.90 gpt gold during 2006. In 2007, recoveries averaged 69.4% and 75.7% for silver and gold, respectively.

Production in 2007 is summarized in Table 1.4

Table 1.4 Production for the Guanaceví Mines Project (2007)

Year	Tonnes	Silver (g/t)	Gold (g/t)	Oz Silver recovered	Oz Gold recovered	Recovery Ag	Recovery Au
2007	226,295	375	0.70	1,907,795	3,957	69.4	75.7

Endeavour Silver is currently engaged in a program of underground exploration drilling and development to discover and upgrade reserves and resources. The nature of narrow vein mining requires continuous development of new reserves and resources.

The Guanaceví Mines Project produces doré silver bars not silver-gold-base metal concentrates. However, potentially economic base metals in new deposits currently under development (Alex Breccia and Santa Cruz) may be recovered from Endeavour Silver's inactive flotation circuit. In 2008, Endeavour will evaluate feasibility of reactivating its flotation circuit.

1.7 Conclusions and Recommendations

The Guanaceví Mines Project is an operating silver (gold) mine with good potential for the discovery of additional resources and reserves as development and exploration at the mine continues.

Endeavour Silver's properties in the Guanaceví District, including recently acquired properties and potential new acquisitions, are highly prospective for further resources which may be converted into reserves with additional exploration and development. Given the amount of historic mining in the district, the extent of the mineralization within known mining areas, and the lack of modern exploration programs covering the properties in the past, the properties have the potential to host additional zones of silver and gold mineralization, similar in character and grade to those exploited in the past, outside the present resource and reserve base. The Guanaceví mining district has the potential to be a significant silver producing district in Mexico once again.

As part of its ongoing exploration at the Guanaceví Mines project, Endeavour is budgeted to spend USD$ 2,425,550 on exploration in an effort to continue to expand the resource base through both exploration drilling and development on the property and within the mine during 2008.

The 2008 exploration program for the Porvenir Mine area shall involve drilling a 5,000 m in approximately 20 underground diamond drill holes at an estimated cost of USD$ 136/m. Approximately 30 surface diamond drill holes totaling 4,700 m are planned for the Santa Cruz, Porvenir and San Pedro areas at an estimated cost of USD$ 155/m. Another 25 reverse circulation drill holes totaling 3,000 m are planned for San Pedro district at an estimated cost of

USD$ 72/m. These programs shall cover several areas of the Guanaceví Mines Project identified and scheduled for the drilling and development during the 2007 and early 2008 exploration programs.

Endeavour Silver's recommendations for advancing the project, including some previously outlined in Micon's 2007 technical report, are as follows:

- Develop a reconciliation plan for the Guanaceví Mines project. The ability to be able to reconcile the ore mined and milled on a stope-by-stope basis to the original estimates for the stope will be a critical factor in future resource and reserve estimations. The reconciliations will form the basis of reviewing dilution estimates, mining loss and gain estimates, and will assist in reviewing the classification categories of the resources.
- The on-site laboratory needs to join a proficiency program of round robin testing such as the one run by CanMet. This would assist the on-site laboratory in assessing its performance for one or more analytical methods independently of internal quality control.
- Digital logging of diamond drill core should be instituted to reduce the chance of transcription errors and to speed up the core logging process.
- Drilling programs at the Guanaceví Mines project should log drill holes to production standards, as well as exploration standards. Factors such as the rock quality designation/designator (RQD), fracture/fault patterns and major fault or gouge zones should be noted and entered into the computer database to assist in future mine planning.
- Representative samples of the wallrock dilution should be sent out to an outside laboratory for bulk density determinations and that this information is used in conducting future resource and reserve estimates on the Guanaceví Mines Project.
- Representative samples of the mineralized material from the various zones should also be sent out for metallurgical and mineralogical testwork regularly to try to improve recoveries.

2.0 INTRODUCTION AND TERMS OF REFERENCE

2.1 Introduction

Endeavour Silver Corp. (Endeavour Silver) has updated its resource and reserve estimate for the Guanaceví Mines project in the State of Durango, Mexico. The Endeavour Silver NI 43-101 Technical Report is an update of the Micon International Limited (Micon) Technical Report dated April 16, 2007 and posted on the System for Electronic Document Analysis and Retrieval (SEDAR). SEDAR is the filing system developed for the Canadian Securities Administrators (CSA). The Endeavour Technical Report meets the requirements for NI 43-101 and conforms to form 43-101F1 for technical reports.

The geological setting of the property, mineralization style and occurrences, and exploration history were described in the Micon technical report, which in turn had been published in technical reports prepared by Range Consulting Group, LLC (Range Consulting) (2006), and Watts, Griffis and McOuat Limited (WGM) (2005), and in various government and other publications listed in Section 21.0 “References”. The relevant sections of those reports are reproduced herein.

Endeavour Silver has completed a 7 hole surface diamond drilling program, totaling 3,851.75 m, on the Guanaceví Mines Project since the Micon Technical Report was issued in April, 2007. The exploration drilling program was completed in December, 2007 and Section 10 “Exploration” discusses the results of the program.

2.2 Qualified Person and Participating Personnel

The qualified person responsible for the preparation of this report on the Guanaceví Mines Project is Mr. Barry Devlin, M.Sc., P.Geo.(APEGBC #19720), Vice President of Exploration for Endeavour Silver Corp. Mr. Devlin is a professional geologist with 27 years of experience in hands-on field work and management of international exploration programs and production geology. Mr. Devlin holds a B.Sc. Geology (Honours) degree, 1981, M.Sc. Geology degree, 1987, both from The University of British Columbia, Vancouver, BC.

2.3 Term and Definitions

All currency amounts are stated in US dollars or Mexican pesos, as specified, with costs and commodity prices typically expressed in US dollars. Quantities are generally stated in metric (SI) units, the standard Canadian and international practice, including metric tons (tonnes, t) and kilograms (kg) for weight, kilometres (km) or metres (m) for distance, hectares (ha) for area, grams (g) and grams per metric tonne (g/t) for gold and silver grades (g/t Au, g/t Ag). Wherever applicable, any Imperial units of measure encountered have been converted to Système International d’Unités (SI) units for reporting consistency. Precious metal grades may be expressed in parts per million (ppm) or parts per billion (ppb) and their quantities may also be reported in troy ounces (ounces, oz), a common practice in the mining industry.

Table 2.1 summarizes a list of the various abbreviations used throughout this report.

Table 2.1   Abbreviations used for Guanaceví Mines Project

Name	Abbreviations
ALS-Chemex	Chemex
BSI Inspectorate	BSI
Canadian Institute of Mining, Metallurgy and Petroleum	CIM
Canadian National Instrument 43-101	NI 43-101
Centimetre(s)	Cm
Comisión de Fomento Minero	Fomento Minero
Day	D
Degree(s)	°
Degrees Celsius	°c
Digital elevation model	DEM
Dirección General de Minas	DGM
Dollar(s), Canadian and US $,	CDN$ and US$
Endeavour Gold S.A de C.V.	Endeavour Gold
Endeavour Silver Corp	Endeavour or Endeavour Silver
Gram(s)	G
Grams per metric tonne	g/t
Greater than	>
Grupo Peñoles	Peñoles
Hectare(s)	Ha
Internal rate of return	IRR
Kilogram(s)	Kg
Kilometre(s)	Km
Less than	<
Litre(s)	L
Metalurgica Guanaceví S.A. de C.V.	MG
Metre(s)	M
Mexican Peso	Peso
Million tonnes	Mt
Million ounces	Moz
Million years	Ma
Million tonnes per year	Mtpa
Milligram(s)	Mg
Millimetre(s)	Mm
Minera Planta Adelante S.A. de C.V.	Minera Planta Adelante
North American Datum	NAD
Net present value	NPV
Net smelter return	NSR
Not available/applicable	n.a.
Ounces	Oz
Ounces per year	oz/y
Parts per billion	Ppb
Parts per million	Ppm
Percent(age)	%
Quality Assurance/Quality Control	QA/QC
Second	S
SGS Mineral Services/SGS – Lakefield	SGS
Specific gravity	SG
System for Electronic Document Analysis and Retrieval	SEDAR
Système International d'Unités	SI
Tonne (metric)	T
Tonnes (metric) per day	t/d
Tonnes (metric) per month	t/m
Universal Transverse Mercator	UTM
Year	Y

2.4 Source Documents

This technical report on the Guanaceví Mines Project was based on published material, as well as data, professional opinions and unpublished material submitted by the professional staff of Endeavour Silver or its consultants. Much of the data came from reports prepared by Endeavour Silver or its Mexican subsidiary, Endeavour Gold.

3.0   RELIANCE ON OTHER EXPERTS

This technical report is based on data provided by Endeavour Silver's staff, consultants and previous operators of the property. A volume of data has been collected by Endeavour Silver or its predecessors and verification of the mineralization has been made in prior NI 43-101 technical reports. The most recently published technical report, which included an audit of the resource and reserve estimates, was completed by Micon in April, 2007 for Endeavour Silver.

The April, 2007 resource and reserve estimate has been superseded by a new resource and reserve estimate which was completed by Endeavour Silver in February, 2008 with an effective date of December 31, 2007. The February, 2008 estimate conforms to the presently accepted industry standards and definitions for resource estimates and is compliant with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) definitions required by Canadian National Instrument 43-101 (NI 43-101) and, therefore, is reportable as mineral resources and reserves by Endeavour Silver.

The descriptions of geology, mineralization and exploration are taken from reports prepared by various companies or their contracted consultants. The conclusions of this report rely on data available in published and unpublished reports and information supplied by the various companies which have conducted exploration on the property, and information supplied by Endeavour Silver. The maps and tables for this report were reproduced or derived from reports written either by or for Endeavour Silver.

4.0   PROPERTY DESCRIPTION AND LOCATION

Since January 2005, the Guanaceví Mines Project has been owned and operated by wholly - owned subsidiary companies of Endeavour Silver Corp. of Vancouver, Canada.

4.1   Property Description

The Guanaceví Mines Project consists of an industrial complex that includes underground silver - gold mines and a cyanidation ore processing plant in the Guanaceví Mining District, Durango State, México. The ore processing facility also comprises a currently inactive flotation circuit.

The Guanaceví Mines Project is in the Guanaceví mining district which covers an area measuring approximately 5 km northeast - southwest by 10 km northwest - southeast and contains more than 50 silver/gold mines. Although only three of the mines are presently operating, there is considerable mining experience available in the area.

Currently the Guanaceví Mines Project operates at about 800 tpd. This Technical Report presents current operating conditions and projections as planned by Endeavour Silver. Since acquiring the property, Endeavour Silver has initiated an aggressive program of exploration, mine preparation, cyanidation plant improvement, and equipment replacement. The Endeavour Silver production schedule includes mining and development of oxide and sulfide ore for the possibility of processing in parallel circuits of cyanidation and flotation, which shall reach a combined production capacity of more than 1,000 tpd.

Plant production from the Guanaceví Mines Project in 2007 amounted to 1,907,795 oz silver and 3,957 oz gold , or 2,125,430 oz Ag equivalent using an equivalence ratio of 55: 1 for Ag: Au. Mine production amounted to 226,295 tonnes of ore at an average grade of 375 g/t Ag and 0.7 g/t Au.

Endeavour Silver's primary short-term goal at Guanaceví is to invest in mine development and plant improvements in order to steadily increase production. Endeavour's longer term goals are to invest in exploration, find new higher grade orebodies and, if successful, evaluate the potential for further plant expansion.

Endeavour's management has recently prepared a 2008 production and exploration forecast, based on a new mine plan and new exploration targets.

4.2   Location

The Guanaceví Mines project is located in the northwest portion of the Mexican state of Durango near its border with the state of Chihuahua. The location of the project is shown in Figure 4.1.

The project is located 3.6 km from the town of Guanaceví approximately 260 km northwest of the city of Durango, which is the state capital. The town of Guanaceví also gives its name to the mining district which surrounds it.

The Guanaceví Mines project is located at the approximate UTM coordinates of 401250 east and 2866500 north in zone 14 NAD 27, or 105°58'20"W longitude and 25°54'47"N latitude.



Figure 4.1   Guanaceví Mines Project Location Map

4.3   Mineral Tenure

Endeavour Silver holds the Guanaceví Mines Project through its 100% owned Mexican subsidiary Endeavour Gold Corporation S.A. de C.V. (Endeavour Gold). Endeavour Gold holds the project through its two 100% owned subsidiaries Minera Plata Adelante S.A. de C.V. (Minera Plata Adelante) and Refinadora Plata Guanaceví S.A. de C.V. (Refinadora Plata Guanaceví). At present, the project is comprised of 36 mineral concessions. See Figure 4.2 for a concession map of the Guanaceví Mines Project and Table 4.1 for relevant information regarding the individual concessions. The mineral concessions are not all contiguous and vary in size, for a total property area of 961.98 ha. The annual 2008 concession tax for the Guanaceví properties is estimated to be approximately 168,200 Mexican pesos (pesos), which is equal to about US $15,291 at an exchange rate of 11.00 pesos to US $1.00 dollar.

In Mexico, exploitation concessions are valid for 50 years and are extendable provided that the application is made within the five-year period prior to the expiry of the concession and the bi-annual fee and work requirements are in good standing. All new concessions must have their boundaries orientated astronomically north-south and east-west and the lengths of the sides must be one hundred metres or multiples thereof, except where these conditions cannot be satisfied because they border on other mineral concessions. The locations of the concessions are determined on the basis of a fixed point on the land, called the starting point, which is either linked to the perimeter of the concession or located thereupon. Prior to granting a concession the company must present a topographic survey to the Dirección General de Minas (DGM) within 60 days of staking. Once this is completed the DGM will usually grant the concession. Most of the exploitation concessions which comprise the Guanaceví Mines Project are surveyed but do not

have their boundaries orientated astronomically north-south and east-west because the concessions predate the introduction of this legislation.

Endeavour Silver has resurveyed most of its property boundaries. At the writing of this report, the Aguaje group, the La Sultana and San Pedro Uno mineral concessions, and the newly acquired concessions in the Milache and San Pedro areas have not been check surveyed.

Prior to December 21, 2005, exploration concessions were granted for a period of 6 years in Mexico and at the end of the 6 years they could be converted to exploitation concessions. However, as of December 21, 2005 (by means of an amendment made on April 28, 2005 to the Mexican mining law) there is only one type of mining concession. Therefore, as of the date of the amendment (April, 2005), there is no distinction between exploration and exploitation concessions on all new titles granted. All concessions are now granted for a 50 year period provided the concessions are kept in good standing. For the concessions to remain in good standing, a bi-annual fee must be paid to the Mexican government and a report must be filed in May of each year which covers the work accomplished on the property between January and December of the preceding year.

4.3.1 Property Agreements

Endeavour Silver has executed a number of agreements regarding the acquisition of the mineral properties, mining rights and processing facility which comprise Guanaceví Mines project. The details of the agreements were extensively reported in the April 16, 2007 Micon Technical Report and the March 31, 2006 Technical Report by Range Consulting.

"Sale and Purchase of Shares with Reservation of Ownership Agreement"

All obligations of this agreement have been completed.

At the writing of this report, Endeavour Silver now owns 100% of the Guanaceví Mines Project mine and plant through Minera Plata Adelantes's acquisition of Minera Santa Cruz y Garibaldi S.A. de C.V. ("Minera Santa Cruz") and Refinadora Plata Guanaceví S.A. de C.V.'s acquisition of Metalurgica Guanaceví SA de CV. In 2006, Refinadora Plata Guanaceví had acquired the remaining 49% interest in the Guanaceví plant through the purchase of 100% of the shares of Metalurgica Guanaceví (MG). The purchase price for 100% of the shares of Metalurgica Guanaceví was US $2.2 million.

Endeavour Silver was able to acquire an early buyout of the remaining shares of Minera Santa Cruz, which owned 49% of the Santa Cruz silver-gold mine. In May 2007, the Company issued 1,350,000 shares of the Company with a fair market value of US$5.04 per share to acquire the remaining 49% of outstanding shares in Minera Santa Cruz, which included the final option payment originally due in January 2008 and a 49% of the profits for 2006 and 2007.

Endeavour Silver management elected to accelerate the Guanaceví Mines property buy-out in order to streamline the mining operations and facilitate additional capital investments for the mine development program. Specifically, Endeavour Silver is evaluating the development of two new mines, Alex Breccia and Santa Cruz, on the Guanaceví Mines project and the early buy-out gave the Company the required flexibility to make the capital investments in the last half of 2007.

Under the terms of the original agreement, Endeavour Silver had the option to pay to the shareholders of Minera Santa Cruz the amount of US $2,551,430 and spend US$1 million in

exploration to acquire up to a 100% interest in Minera Santa Cruz in accordance with the following schedule:

(a) US $852,143 on January 28, 2005, (paid)
(b) US $423,571 on January 28, 2006, (paid)
(c) US $637,858 on January 28, 2007, (paid)
(d) US $637,858 on January 28, 2008 (paid)

"Minera Santa Cruz Shareholders' Agreement"

This agreement between the shareholders of Minera Santa Cruz and Endeavour Silver outlines the participation of the parties in the development, administration and operation of the Santa Cruz property and the mining concessions of Minera Santa Cruz and its assets. The agreement came into effect upon Endeavour Silver earning a 51% option interest in Minera Santa Cruz by the payment of US $852,143 on January 28, 2005.

This agreement was completed in May 2007 and therefore granting Minera Plata Adelante 100% interest in the exploitation and exploration rights.

"Minera Santa Cruz Assignment of Mining Concession Rights Agreement"

This agreement between Minera Santa Cruz and Endeavour Silver involves the transfer of Minera Santa Cruz's rights, interests and title in its mining concessions to Endeavour Silver in consideration for US $448,571. Of this amount, US $428,571 was paid, as required by the agreement, prior to May 17, 2004, and U $5,000 is to be paid annually on January 28, 2005, 2006, 2007 and 2008. Upon payment of US $5,000 on January 28, 2005, Endeavour Silver earned an undivided option interest of 51% in Minera Santa Cruz's mining concessions with Minera Santa Cruz retaining the remaining 49% interest, until January 28, 2006. On January 28, 2006, Endeavour Silver paid US $5,000 in order not to relinquish its 51% interest in the mining concessions. Upon payment of US $5,000 on January 28, 2006, no further payments thereafter are required by Endeavour Silver to maintain its 51% interest. Endeavour Silver has the option to increase its interest from 51% to 100% by payments of US $5,000 on January 28, 2007 and another US $5,000 on January 28, 2008."

This agreement was completed in May 2007 and therefore granting Minera Plata Adelante 100% interest in these mining concessions.

"Contract for Transfer of Rights and Obligations and Sale and Purchase of Assets"

In June, 2005, Endeavour Silver signed this agreement with Minera Capela S.A. de C.V., (Minera Capela) for the transfer of rights and obligations on mining concessions which cover 9 properties from Minera Capela to Endeavour Silver. Minera Capela retains a 3% net proceeds royalty. In consideration Endeavour Silver issued 1,000,000 units at a deemed price of CDN $1.60 per unit. Each unit is comprised of one common share and one share purchase warrant with an exercise price of CDN $2.10 until July 22, 2006 and CDN $2.30 thereafter until July 27, 2007.

"Contract for Transfer of Rights"

In July, 2005, Endeavour Silver through its subsidiary MPA signed an option agreement for the transfer of rights from mining concessions relating to two properties, namely Porvenir Dos and La Sultana. In consideration, Endeavour Silver paid US $137,500 according to the following:

(a) US $25,000 upon signing of agreement, (paid)
(b) US $12,500 on December 30, 2005, (paid), and
(c) US $100,000 on December 30, 2006 (paid).

In August, 2005, Endeavour Silver through its subsidiary MPA signed an option agreement for the exclusive right to investigate and to explore 4 properties known as the La Prieta Group.

In consideration, Endeavour Silver paid US $100,000 as follows:

(a) US $15,000 on ratification date, (paid)
(b) US $15,000 by six months of ratification date, (paid), and
(c) US $70,000 by twenty-four months of ratification date (paid).

Both of these agreements were completed in 2007 and therefore granting Minera Plata Adelante 100% interest in these mining concession rights.

"Option-to-Purchase Agreements – San Pedro District"

In 2007, Endeavour Silver announced acquisition of two new exploration property positions in the Guanaceví District. The new acquisitions, Milache and San Pedro, are both located in the San Pedro sub-district of the Guanaceví Mining District. In addition to the concessions already held (San Pedro Uno and La Sultana), Endeavour now controls approximately 456 hectares in the San Pedro area (Table 4.1). These property acquisitions have excellent exploration potential but do not have an immediate impact on Endeavour Silver's mine operation at Guanaceví.

The Milache properties (74.2 hectares) are located along the trend of the Santa Cruz silver vein approximately 2 kilometers northwest of the operating Porvenir Mine (Fig. 4.2). The properties consist of the El Milache, El Desengaño and Veronica concessions (Table 4.1). They were acquired from Francisco Barraza Barraza on November 27, 2007. Endeavour Silver can acquire a 100% interest by paying $50,000 and issuing 30,000 shares upon signing the agreement and paying $50,000 after 18 months.

The 15 San Pedro properties, totaling 330 hectares, are located about 6 kilometers northwest of the Porvenir Mine (Table 4.1; Fig. 4.2). On December 12, 2007, Endeavour Silver acquired an option to purchase a 100% interest in the San Pedro properties from Ignacio Barraza Duarte by paying 120,000 common shares and issuing 60,000 warrants to purchase 60,000 shares at US$4.69 within a 1 year period upon receipt of regulatory approval and a further 570,776 shares within a 24 month period. The vendor will retain a 1% net smelter royalty on mineral production. In addition, the Company will provide the Vendor with up to US$400 per metre to advance the Buena Fe adit during the 24 month option period. Any ores produced from this tunnel will be used to repay Endeavour's investment, after which the net profits will be shared equally (50/50) with the Vendor. In this way, Endeavour anticipates generating positive cash flow to help pay for the exploration programs on the properties.

"Contract of Assignment of Mining Exploitation Rights"

In October, 2005, an agreement was executed between Minera Tayahua, S.A. de C.V. (Minera Tayahua) and Endeavour Silver through its subsidiary Minera Planta Adelante. The agreement provides for the exclusive right to explore and to mine the El Porvenir property. Endeavour Silver is committed to incur a minimum of US $100,000 for each quarter in expenditures for exploration, development and mining. Additionally during the first two years of the five year term of the agreement, Endeavour Silver must incur US $500,000. Endeavour Silver is to mine

from a minimum of 9,000 tonnes to a maximum of 27,000 tonnes per quarter. The term of the agreement is for five years but can be extended by another five years by mutual agreement by both parties. Minera Tayahua will receive a 3% net smelter return from production. Minera Tayahua has informed Endeavour Silver that they are terminating the contract at the end of August 2008.

"Compensation and/or Indemnification Contract for the Temporary Occupation of Cooperative Land"

In November, 2005, Endeavour Silver entered into an agreement, with the local Ejido for the temporary surface access rights to certain land for the purpose of exploration in mining blocks covered by the mining concessions. In consideration, Endeavour Silver will pay an annual fee of Mexican Pesos 10,000 which will increase by the rate of inflation plus 2% for term of 15 years.


CLAIM MAP
Guanacevi District
SANTA ISABEL 204725
EL MARTIR 215925
SULTANA 162915
EPSILON 195079
EL TERREMOTO 193869
ALAJAA 183881
NOCHE BUENA 167563
LA GUIRNALDA 187771
SAN PABLO 216716
SAN PEDRO UNO 191143
BARRADON 7 214162
LA GUIRNALDA 2 219707
IDA 191659
AMPL.DEL SOTO 191987
LA MAZATLECA 186475
AMP.BAJO NVO. PORVENIR 184074
ANA MARIA 214167
EL DESENGAÑO 187018
VERONICA 167013
EL MILACHE 163509
SAN MARCOS 185486
EL PELAYO 219709
EL PORVENIR DOS CLAIM 161449
EL PELAYO Y ANEXAS CLAIM 193392
PLANT
AMPL. EL AGUAJE DE ARRIBA 170159
NUESTRA SEÑORA 185412
GUANACEVI
TO DURANGO
SAN VICENTE 187020
SANTA CRUZ DOS CLAIM 191773
LA PLATA 170156
EL PORVENIR MINE
EL AGUAJE DE ARRIBA 170158
EL PORVENIR CLAIM 168488
SANTA CRUZ MINE
UNIFICACION SANTA CRUZ CLAIM 186577
SAN GUILLERMO CLAIM 179601
SANTA CRUZ OCHO CLAIM 215911
LA PRIETA 148479
UNIFICACION FLORA CLAIM 189233
EXPLANATION
CONCESSIONS ENDEAVOUR SILVER CORPORATION
ROADS
CREEK
TAILLING PONDS
TOPOGRAPHIC CONTOURS
NORTH
SCALE
Metros

Figure 4.2 Guanacevί Mines Project Mineral Concessions Map

Table 4.1 Guanaceví Mines Project Concessions controlled by Endeavour Silver

CONCESSION	TITLE	DATE GRANTED	DATE EXPIRES	CONCESSION AREA (Ha)	ANNUAL TAX (Pesos) 2008[1]	ANNUAL TAX (Usd) 2008[2]
PROVENIR DOS MINE						
PORVENIR DOS	161449	4/9/1975	2025	30.00	6,480	589
NORTH PORVENIR MINE						
EL PORVENIR	168488	5/12/1981	2031	15.00	3,180	289
SANTA CRUZ DOS	191773	12/18/1991	2041	113.54	24,060	2,187
SANTA CRUZ OCHO	215911	3/18/2002	2008	165.63	4,944	449
ELPELAYO	219709	4/1/2003	2009	5.80	96	9
EL PELAYO Y ANEXAS	193392	12/18/1991	2041	56.25	12,000	1,091
SANTA CRUZ MINE						
UNIFICACION SANTA CRUZ	186577	4/23/1990	2040	28.59	6,060	551
SAN GUILLERMO	179601	12/10/1986	2036	5.00	1,070	97
UNIFICACION FLORA	189233	12/4/1990	2040	36.55	7,760	705
LA PRIETA	148479	10/28/1967	2017	7.00	1,500	136
SAN MARCOS-SAN VICENTE						
SAN MARCOS	185486	12/13/1989	2014	5.55	1,200	109
SAN VICENTE	187020	5/28/1990	2015	8.00	1,800	164
NUESTRA SENORA	185412	12/13/1989	2014	5.60	1,300	118
EL AGUAJE						
EL AGUAJE DE ARRIBA	170158	3/16/1982	2032	5.00	1,100	100
AMP. EL AGUAJE DE ARRIBA	170159	3/16/1982	2032	7.00	1,500	136
LA PLATA	170156	3/16/1982	2032	2.00	500	45
SAN PEDRO						
SAN PEDRO UNO	191143	4/28/1991	2041	49.84	11,000	1,000
SULTANA	162915	8/7/1978	2028	11.58	2,600	236
MILACHE	163509	10/10/1978	2028	42.88	9,200	836
DESENGANO	187018	5/29/1990	2015	19.47	4,200	382
VERONICA	167013	30/10/2030	2005	11.76	2,600	236
AMPLIACION AL BAJO DEL NUEVO PORVENIR	184074	2/15/1989	2014	7.31	1,640	149
LA MAZATLECA	186475	4/2/1990	2015	14.18	3,150	286
LA GUIRNALDA 2	219707	4/3/2003	2059	5.99	190	17
SAN PABLO	216716	5/28/2002	2052	3.40	210	19
ANA MARIA	214167	8/10/2001	2051	3.23	210	19
EL MARTIR	215925	4/2/2002	2052	8.87	570	52
AMPLIACION EL SOTO	191987	12/19/1991	2041	4.00	880	80
IDA	191659	12/19/1991	2041	4.91	1,100	100
EPSILON	195079	8/25/1992	2042	7.06	1,600	145
EL TERREMOTO	193869	12/19/1991	2041	12.00	2,700	245
ALAJAA	183881	11/23/1988	2038	11.21	2,500	227
BARRADON 7	214162	8/10/2001	2051	37.14	2,400	218
LA GUIRNALDA	187771	9/17/1990	2040	46.76	10,400	945
SANTA ISABEL	204725	4/25/1997	2047	84.00	18,700	1,700
NOCHE BUENA	167563	11/26/1980	2030	79.90	17,800	1,618
			TOTALS	**961.98**	**168,200**	**15,291**

[1] Estimate for 2008; [2] Exchange rate used was 11.00 Mexican Pesos equals 1.00 United States Dollar

Since the Guanaceví Mines project is composed of a number of exploitation concessions upon which mining has previously been conducted, all of the exploration work continues to be covered by the environmental permitting already in place and no further notice of work is be required by any division of the Mexican government.

In order to begin an exploration program on an exploitation concession upon which no substantial mining has been conducted, Endeavour Silver would be required to file a "Notice of Initiation of Exploration Activities" with the local authorities to inform them of the scope and environmental impact of the exploration work. Also, other permits, such as a permit to use the local municipal garbage dump, may be required.

In the April 16 Technical Report, Micon reported being unaware of any outstanding environmental liabilities, other than those normally associated with owning an operating mine in Mexico, attached to the Guanaceví Mines Project, and was unable to comment on any remediation which may have been undertaken by previous companies.

Endeavour Silver is current in meeting the legal obligations and requirements of Mexican Mining and Environmental Laws and Regulations including assessment work, property taxes and operating permits.

4.4   Property Ownership

In addition to the mineral rights, Endeavour has agreements with various private ranch owners and a local ejido (El Hacho) that provide access for exploration and exploitation purposes.

4.5   Environmental, Permits and Approvals

Endeavour Silver is in compliance with monitoring environmental aspects in compliance with applicable safety, hygiene and environmental standards to maintain the balance of the ecosystem.

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1 Accessibility

The Guanaceví properties are readily accessible from the city of Durango, capital of the Mexican state of Durango, via paved roads. Access is primarily gained by taking Mexican State Highway 45 north to the town of Canatlan then continuing along the paved highway that connects to Santiago Papasquiaro, then to Tepehuanes, and ending at the town of Guanaceví. The total distance between Durango and the town of Guanaceví is approximately 320 km and requires about four and one half hours drive. The city of Durango is an old colonial city (founded in 1563) which served as the political and ecclesiastical capital of the Nueva Vizcaya province of New Spain until 1823. Minerals are the chief product but the city is also an agricultural, commercial and tourist centre. The city is host to approximately 427,000 inhabitants (Year 2000) and is the closest major population centre to Guanaceví. Durango hosts an international airport with numerous regional flights to other major Mexican cities as well as international flights to Los Angeles and to the southeast USA.

The Guanaceví properties lie 3.6 km from the town of Guanaceví which was founded in 1535. From the town of Guanaceví, a well conditioned dirt road leads southwards a few kilometers to the MG flotation and cyanidation plant and Endeavour offices and then an additional 5 km further to the Santa Cruz and Porvenir mines. Figure 5.1 is a view of part of the town of Guanaceví from the road leading to the Santa Cruz and Porvenir mines. Figure 5.2 is a view of the terrain in the area of mine and mill facilities.

The population of Guanaceví is approximately 2,000, and the town has all modern amenities, including primary schools and a secondary school of education (high school), various stores, restaurants and a three star hotel. Although the town does not have a bank, it does have a "casa de cambio" (foreign exchange house) and an ATM machine. The town, mine and plant are connected to the national land-base telephone system that provides reliable national and international direct dial telephone communications as well as stable internet connections and satellite television. Guanaceví has a small airport with a 1,000 m long dirt airstrip capable of handling light aircraft.

Although various people are engaged in town services, the town is economically dependent on the mining and milling operations within the district.



Figure 5.1 Partial View of the Town of Guanaceví



Figure 5.2 View of the Terrain between the Area of Mine and Mill Facilities at Guanaceví

5.2   Infrastructure

The industrial water for the plant is recycled, with the make-up water (60,000 m3/year of fresh water) from a nearby underground mine. Electrical power from the Federal Power Authority (34 kV) supplies both the plant and mine.

Telephone communications are integrated into the national land-base telephone system that provides reliable national and international direct dial telephone communications. Satellite communications also provide phone and internet capabilities at the Guanaceví Mines Project. There is no cell phone service either in the town of Guanaceví or at any of the mines.

Endeavour Silver is currently assessing its existing tailings area but feels there is sufficient area for many years of production. Endeavour Silver has also negotiated access and the right to use surface lands sufficient for many years of operation.

5.3   Climate, Vegetation

The dry season is from October through June with the wet season from July to September. The total average annual rainfall varies from about 65 to 105 mm. Winter temperatures vary from a maximum of 15°C to a minimum of -14°C, while summer temperatures range from a minimum of 20°C to a maximum of 30°C. The climate poses no limitations to the length of the operating season. Freezing temperatures can occur overnight but quickly warm to above freezing during daylight hours. Occasional snow does occur in the area but quickly melts on all but the most protected slopes.

The mountains are predominately covered with evergreen forests around Guanaceví. Wildlife in the area consists of deer, badger, foxes, coyotes, squirrels, rabbits and mice.

5.4   Physiography, Hydrology

The town of Guanaceví is located on the altiplano at about 2,170 m elevation, east of the Sierra Madre Occidential mountain range within low, rounded mountains showing a relief of about 650 m from the valley bottoms near 2,100 m to the crests at 2,750 m.

5.5   Local Resources

At each of the mine sites, the water required is supplied from the dewatering of the mines. The tailings facility at MG plant is set up to recycle all water back into the ore processing plant.

Apart from offices, warehouses and other facilities, Endeavour Silver also provides dormitories and limited housing facilities for employees working on a rotational work schedule. Many of the labour work force lives in Guanaceví and nearby communities.

The area has a rich tradition of mining and there is an ample supply of skilled personnel sufficient for both the underground mining operations and the surface facilities.

6.0 HISTORY

6.1 Guanaceví Mining District and Guanaceví Properties

Mining has played an important role in Mexico since pre-historic times, but it entered a period of rapid expansion after the Spanish conquest when rich mineral deposits were found. The wealth found in these early mines served as incentives for the early colonizers to locate to remote and barely accessible portions of the county. It is not known if the indigenous peoples or the Spanish colonists first began mining in the Guanaceví district but mining extends back to at least 1535 when the mines were first worked by the Spanish. By the start of the 18th Century, Guanaceví had become an important mining centre in the Nueva Vizcaya province of Nueva España (New Spain) as reported by Alexander von Humboldt in his travels through Nueva España. However, the Guanaceví mining district is not as well known today.

6.2 Historic Exploration

Historical exploration was reported in the April 16, 2007 Micon Technical Report. For the sake of continuity, the section on historical exploration is quoted below.

"The resource and reserve estimates discussed in this section are historical and were prepared prior to February 1, 2001. As a consequence they do not comply with the current Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions for estimating resources and reserves as required by Canadian National Instrument 43-101 (NI 43-101) "Standards of Disclosure for Mineral Projects." The historical resource and reserve estimates in this section have been included for historical continuity only and should not be relied upon.

The extent of historical exploration on the property is relatively unknown. Prior to management by Endeavour Silver, production was coming from three mines without the benefit of any systematic exploration drilling, geological mapping or mine planning.

At the start of the 1960's Engineer P. Sanchez Mejorado of Peñoles recommended more exploration to prove up the resource estimate of 360,000 t grading 500g/t silver at the time. Engineer P. Sanchez Mejorado mapped and sampled the mine underground and recommended diamond drilling below the Level 13. This drilling was completed in 1983, with a reported additional 229,000 t outlined grading 1.20 g/t gold and 525 g/t silver over an average thickness of 4.66 m.

Watts, Griffis and McOuat Limited (WGM) noted in its 2005 Technical Report that "The exploration works conducted by Peñoles consisted of channel sampling across the mineralized zone coupled with short lateral winke diamond drill holes (diameter approximately 1 inch) from the vein structure workings and detailed surveying and geological mapping of the underground workings. The limited exploration by Peñoles was well conducted, and blocked out several areas of potential resources." However, WGM stated further that it believed that more than half of the areas of potential resources except for those below the water table (below Level 13) had been mined out.

Pan American Silver Company (Pan American) conducted an eight-month evaluation program in 2003 that consisted of an extensive, systematic, underground channel sampling and surveying program and the drilling of three diamond drill holes in North Porvenir area, holes SSC-01, SSC-02 and SSC-03".

Since taking over in 2004 through December 31, 2007, Endeavour Silver has completed 255 diamond drill holes totaling 62,371 metres on the entire Guanaceví Mines project. A total of more than 10,500 samples have also been collected and submitted for assay.

Of this total, approximately 54,970 metres of diamond drilling in 211 hole have been completed on the Santa Cruz vein structure in the Porvenir mine area (Table 6.1). Drill holes were drilled from both surface and underground drill stations.

Figure 6.1 is an long section of the Santa Cruz vein on the Guanaceví property showing the drill hole coverage for the four areas of interest in the mine for further exploration, as well as further extraction of any economic mineralization.

Table 6.1
Drilling Summary for Santa Cruz Vein Structure at Guanaceví Mines Project
(through December 2007)

Project	Diamond Drill Holes	Meters
North Porvenir	122	35,001
Porvenir Dos	24	5,062
La Prieta	10	1,974
Santa Cruz	47	11,746
Alex Breccia	8	1,186
Total	**211**	**54,970**



Figure 6.1 Long Section Showing the Drill Hole Coverage for the Santa Cruz vein of the Guanaceví Mines Project

6.3 Historic Mining

Historic mining was reported in the April 16, 2007 Micon Technical Report. For the sake of continuity, the section on historical mining is quoted below.

"The Guanaceví mining district and the Guanaceví Mines Project area are riddled with mine openings and old workings, in a somewhat haphazard fashion near surface, representing the earliest efforts at extraction, and more systematic at depth, which is indicative of later, better organized and engineered mining. Associated with these openings and workings is a number of ruins, which represent the mine buildings, chapels and residences of the inhabitants and indicate the wealth of the mining district during its past".

"The vast bulk of the material which has been extracted from underground operations through the tunnels, shafts and winzes is scattered over the hillsides in waste dumps and beneath the foundations of the ruins and modern buildings. Historically, individual veins or deposits had separate owners and, in the case of some of the larger veins or deposits, had several owners along the strike length which resulted in a surfeit of adits and shafts and very inefficient operations".

"The mines within the Guanaceví mining district have been developed primarily by using open stope/shrinkage and cut and fill underground mining methods. Both the ground conditions, which vary from good to poor, and the deposit geometries tend to favour the higher cost, cut and fill mining method with development waste used for backfill".

6.4 Historic Production

Historic production was reported in the April 16, 2007 Micon Technical Report. For the sake of continuity, the section on historical production is quoted below.

"Mining in the Guanaceví district extends back to at least 1535 when the mines were first worked by the Spanish".

"During the late sixteenth century silver production accounted for 80% of all exports from Nueva España (New Spain), although, by the mid-seventeenth century silver production collapsed when mercury, necessary to the refining process, was diverted to the silver mines of Potosí in present day Bolivia. Collapse of the seventeenth century mining led to widespread bankruptcy among the miners and hacienda owners; however, in the latter half of the seventeenth century silver mining began to recover in Nueva España. By the start of the 18th Century, Guanaceví had become an important mining centre in the Nueva Vizcaya province".

"The peasant uprisings of 1810 to 1821 were disastrous to the Mexican mining industry with both the insurgents' soldiers and royalist troops all but destroying the mining production in Mexico, and the Guanaceví mining district was not spared during this period".

"The district has experienced several periods of bonanza-grade production including the operation of a mint in 1844. The Guanaceví mining district, however, reached its greatest period of activity at the start of the 20th Century when five processing plants were in operation and more than 15 mines were in production".

"J.R. Southworth in his 1905 volume entitled "The Mines of Mexico" mentions that Guanaceví is a very rich district and "that many of the largest capitalists of New York have enormous interests in its mines". Southworth mentions that the Barradán, Hacienda Wilson, El Carmen, Nueva Australia and Hacienda Avila were all good mines and properties within the Guanaceví mining

district. However, Southworth also mentioned that "considering the large number of once famous properties in Guanaceví, there are comparatively few now in operation. The cessation of development has been due to various causes, though usually not from lack of ore".

"The vast majority of production came prior to the 1910 Mexican Revolution with the Guanaceví mining district being known for its high silver grades. Previous reports noted that the official production records indicate a total value of 500 million pesos equivalent to approximately 500 million ounces of silver and silver equivalents, with a present day value of about US $3.25 billion, has been extracted from this mining district. This makes the Guanaceví district one of the top five silver mining districts in Mexico on the basis of past production".

"Since the 1910 Revolution, production has been sporadic. The Guanaceví Mining Company operated from the 1930s until production ceased in 1942. Daily output was approximately 110 tonnes per day (t/d)".

"In 1970, the Comisión de Fomento Minero (Federal Mining Commission) (Fomento Minero), a Federal government agency charged with the responsibility of assisting the small-scale Mexican mining industry, constructed a 400 t/d flotation plant, now the Metalurgica Guanaceví plant. The plant has been expanded over time to its present capacity of 800 t/d for the cyanide circuit. In the early 1990s, Fomento Minero started construction of a 600 t/d cyanide leach plant but construction ceased when it was only 30% complete due to the lack of funding".

"In 1992, Metalurgica Guanaceví, a private company, purchased the Fomento Minero facilities and completed the construction of the leach plant. During 2002, the flotation plant production ranged from 170 t/d to 250 t/d coming from the three mines: Santa Cruz, Barradon and La Prieta mines, with approximately 700 to 800 t/d of additional feed purchased from other small scale operations".

"Prior to Endeavour Silver management, production was coming from three mines without the benefit of any systematic exploration drilling, geological mapping or mine planning. During the 1920s, Peñoles Mining Company (Peñoles) purchased several mines including the Santa Cruz mine, where from 1921 to 1924 the 330 m inclined shaft and several kilometres of underground workings on Levels 6, 7, 8, 10, 11 and 13 were developed that partially explored the vein ore shoots. However, the exploration results gave little promise to Peñoles at that time. The mine entered into a passive state and Peñoles rented the mines to various contractors who have, up to 2005, slowly mined the more accessible mineralization".

"In 2004, Endeavour Silver completed a final agreement with the Mexican partner that owned the Metalurgica Guanaceví plant and shareholders of Minera Santa Cruz y Garibaldi S.A. de C.V. (Minera Santa Cruz) to take over the Santa Cruz mine. Ramping was initiated in 2004 to intersect the area where Pan American Silver had drilled three holes in North Porvenir – El Porvenir area. In six months the ramp was driven and approximately 10,000 t were mined from this new zone. Through 2005, approximately 1,524 m of ramping, 1,122 m of drifting and 466 m of raising were completed and 102,617 t were milled".

"While it is evident that historical production has occurred in the Guanaceví mining district since pre-colonial times and early production records from the Spanish colonial period probably exist in the Archive of the Indies (Archivo des Indies), in Seville, Spain, in the records of the Viceroyalty of Mexico or in the records for Vizcaya province of Nueva España, Micon did not have access to any historical records of the actual silver and gold production".

Historical production for the years 1991 to 2003, at the Guanaceví Mines project, prior to Endeavour Silver's involvement, is roughly estimated in Table 6.2.

Table 6.2   Summary of the Production for the Guanaceví Property (1991 to 2003)

Year	Tonnes	Silver (g/t)	Gold (g/t)
1991 (from July)	2,306 (est.)	470 (est.)	1.0 (est.)
1992	10,128	340 (est.)	1.3 (est.)
1993	12,706	320 (est.)	0.8 (est.)
1994	18,256	190 (est.)	0.5 (est.)
1995 (until May)	5,774	280 (est.)	0.5 (est.)
1996	11,952	315	0.74
1997	13,379	409	0.87
1998	11,916	550	0.92
1999	6,466	528	0.84
2000	18,497	538	1.01
2001	13,150	510	1.09
2002	NA	NA	NA
2003	1,531	550	1.00
Total 1991 to 2003	**126,061**	**417**	**0.90**

A summary of the production for the years 2005 through and 2007, after Endeavour Silver became involved is presented in Table 6.3.

Table 6.3   Summary of Production for the Guanaceví Property (2005 through 2007)

Year	Tonnes	Silver (g/t)	Gold (g/t)	Oz Silver recovered	Oz Gold recovered	Recovery Ag	Recovery Au
2005	102,617	385	0.88	948,323	2,332	74.7	80.5
2006	117,255	449	0.90	1,352,661	2,493	80.0	73.0
2007	226,295	375	0.70	1,907,795	3,957	69.4	75.7

For the year ending December 31, 2007, the total ore processed through the Guanaceví Mines Project plant was 226,295 tonnes grading 375 g/t silver and 0.7 g/t gold.

6.5 Historic Mineral Resources and Mineral Reserves

Prior to this report, the last resource and reserve estimate for the Guanaceví Mines project was reported in a Technical Report by Micon International dated April 16, 2007 and posted on SEDAR. The resource and reserve estimates discussed in this section were estimated by Micon to comply with the current CIM standards and definitions for estimating resources and reserves as required by NI 43-101 regulations.

The resource and reserve estimates as of December 31, 2006 in the Micon technical report dated April 16, 2007 are summarized in Tables 6.4 to 6.6. The parameters used to estimate the resources and reserves are briefly presented below. Micon believed that the resource and reserve estimate compiled by Endeavour Silver which was audited by Micon had been reasonably prepared and conformed to both the JORC Code and the current CIM standards and definitions for estimating resources and reserves as required under NI 43-101 "Standards of Disclosure for Mineral Projects". Therefore, Micon accepted Endeavour Silver's resource and reserve estimate as its basis for the ongoing mining operations at the Guanaceví Mines project. In Micon's opinion there were no significant technical, legal, environmental or political considerations which would affect the extraction and processing of the resources and reserves at the Guanaceví Mines Project.

Since the last resource and reserve estimate was completed in April 2007, Endeavour Silver has conducted further diamond drilling and underground development and has completed a new resource and reserve estimate for the Guanaceví Mines project. Endeavour Silver's new resource and reserve estimate for the Guanaceví Mines project and the discussions related to the new estimate are located in Section 17.0 of this report. The new resource and reserve estimate conducted by Endeavour Silver complies with the current CIM standards and definitions for estimating resources and reserves as required by NI 43-101 regulations.

Table 6.4
Indicated Resource Estimate for the Different Zones as of December 31, 2006
(Cut-off Grade 200 g/t Silver)

Area	Tonnes	Silver (g/t)	Gold (g/t)	Ounces Silver	Ounces Gold
PORVENIR	1,380,000	300	0.46	13,330,000	20,000
PORVENIR DOS	220,000	349	0.66	2,470,000	5,000
SANTA CRUZ	330,000	391	0.69	4'210,000	7,000
ALEX BRECCIA	100,000	314	0.62	1,050,000	2,000
TOTAL	**2,030,000**	**327**	**0.54**	**21,060,000**	**34,000**

Table 6.5
Inferred Resource Estimate for the Different Zones as of December 31, 2006
(Cut-off 200 g/t Silver)

Area	Tonnes	Silver (g/t)	Gold (g/t)	Oz Silver	MILLION Oz Gold
PORVENIR	680,000	284	0.58	6,190,000	13,000
PORVENIR DOS	-	-	-	-	-
SANTA CRUZ	220,000	379	0.62	2,670,000	4,000
ALEX BRECCIA	130,000	277	0.50	1,130,000	2,000
TOTAL	**1,030,000**	**323**	**0.60**	**9,990,000**	**19,000**

Thus, at a block cut-off grade of 200 g/t silver, Micon estimated that the total remaining mineral resource as of December 31, 2006 was 2.03 million tonnes (Mt) at a grade of 327 g/t silver and 0.54 g/t gold for the Indicated Resources, and, 1.03 Mt at a grade of 323 g/t silver and 0.60 g/t gold for the Inferred Resources. The Indicated portion of this mineral resource contained an estimated 21.06 million ounces (Moz) of silver and 34,000 oz of gold, while the Inferred portion of the mineral resource contained an estimated 9.99 Moz of silver and 19,000 oz of gold.

Micon also audited the Endeavour Silver's reserve estimate for Guanaceví Mines project. At the time, Endeavour Silver was still using the traditional manual polygonal method based on the use of a long section to estimate the reserves. For the proven reserves, tonnage and grades are based on the channel samples only while, for the probable reserves, the tonnage and grade are based on the diamond drilling only. Micon's audited reserve estimate for the Guanaceví Mines project is contained in Table 6.6 which shows both the in-situ and diluted "recoverable" proven and probable reserves. These reserves are in addition to the resources reported in Tables 6.4 and 6.5. Dilution and ore losses were estimated for each polygon block individually using a set of parameters for the estimated wall rock dilution and dilution with rock waste fill. Dilution grades for wall rock were assumed. Fill dilution was estimated at zero grade. Also included in the reserve estimate were allowances for of ore lost in stopes owing to incomplete mucking on the stope floor.

Table 6.6
Summary of In-situ and Recoverable Proven and Probable Reserves for the Porvenir Area as of December 31, 2006

Category	Zone	In-situ Tonnes & Grade					Recoverable Tonnes & Grade				
		Tonnes	Silver (g/t)	Ounces	Gold (g/t)	Ounces	Tonnes	Silver (g/t)	Ounces	Gold (g/t)	Ounces
Proven	Zone 1	0	0	0	0	0	0	0	0	0.00	0
	Zone 1-2	91,436	513	1,508,049	0.92	2,718	131,634	350	1,481,212	0.63	2,669
	Zone 2	82,063	671	1,770,316	0.97	2,558	123,815	449	1,787,313	0.65	2,589
	Zone 3	182,498	483	2,833,911	0.91	5,314	203,582	408	2,670,426	0.77	5,040
	Zone 4	10,072	658	213,070	0.95	309	16,375	399	210,056	0.58	306
Total Proven		**366,069**	**537**	**6,325,346**	**0.93**	**10,898**	**475,406**	**402**	**6,149,007**	**0.69**	**10,604**
Probable	Zone 1	218,818	476	3,348,659	0.98	6,892	215,173	423	2,926,234	0.87	6,034
	Zone 1-2	0	0	0	0	0	0	0	0	0	0
	Zone 2	0	0	0	0	0	0	0	0	0	0
	Zone 3	23,421	341	256,799	0.73	550	19,899	322	206,000	0.69	441
	Zone 4	0	0	0	0.00	0	0	0	0	0.00	0
Total Probable		**242,239**	**463**	**3,605,458**	**0.096**	**7,442**	**235,072**	**415**	**3,132,234**	**0.86**	**6,475**
Total Proven + Probable		**608,308**	**508**	**9,930,804**	**0.94**	**18,339**	**710,479**	**406**	**9,281,241**	**0.75**	**17,079**

The tonnage and grade estimates for each polygon were then combined for each zone. For the production schedule, some of the narrower polygons were eliminated from the estimate as they resulted in very high dilution rates. The resultant tonnages in the table allow for both dilution and ore losses and can be considered as estimates of the "extractable" or recoverable reserves.

The proven and probable reserves represented only that portion of the Porvenir deposit for which Endeavour Silver had a mine plan in place.

7.0   GEOLOGICAL SETTING

The geological setting of the Guanaceví property is described in detail in the Range March, 2006 and Micon April 2007 NI 43-101 Technical Reports, both filed by Endeavour Silver on SEDAR. The following description of the geological setting has been excerpted from the April 2007 Micon report.

7.1 Regional Geology

The rock types of the district can be divided into three principal stratigraphic groups based on stratigraphic studies by the Consejo de Recursos Minerales stratigraphic studies and Endeavour Silver drill core-based observations during the 2005 exploration program.

7.1.1 Guanaceví Formation

The oldest unit in the district is the Guanaceví Formation, a polymictic basal conglomerate composed of angular to subangular fragments of quartz and metamorphic rocks set in a sandy to clayey matrix within sericitic and siliceous cement. It is assigned to the Upper Jurassic or Lower Cretaceous on the basis of biostratigraphic indicator fossils mentioned but not detailed in the Durango State Geological Reference Report (1993). At least 450 m of thickness has been reported in the Guanaceví area for this basal unit, the lower contact of which has not been observed. In most areas, the upper contact is structural on high-angle normal faults but, in the San Pedro area, the upper contact is abrupt from Guanaceví conglomerate rocks to fairly fresh, dark coloured andesitic flows of the Lower Volcanic Sequence that appear conformable to the underlying Guanaceví Formation. The Jurassic assignment of the Guanaceví Formation has been in question, and at least two reports in the 1990's consider it to be Tertiary (Durning and others, unpublished reports). A Tertiary age for the unit mitigates the idea of a transitional unit persisting through the Cretaceous; alternatively, it is possible that paraconformities in the package may be present but unreported to date.

Regional studies in Mexico demonstrate that Mesozoic rocks basal to the Tertiary section are strongly deformed with the development of sericitic alteration, shearing and microfolding in local shear zones and stronger deformation associated with overthrust nappe folds of Laramide age (late Cretaceous to end of the Paleocene). This type of strong deformation is not visible in the Guanaceví Formation, further raising questions about the validity of a Mesozoic assignment for this unit.

The Guanaceví Formation has been structurally defined as a horst, occupying the central portion of the northwest trending Guanaceví erosional window and flanked by sets of northwest striking normal faults that offset the Upper and Lower Volcanic Sequences down to the southwest and northeast on corresponding sides of the window. Mineralization within the horst is hosted by the conglomerate, both as dilatational high-angle fracture-filled structures and, in the San Pedro area, as manto-like replacement bodies below the upper contact of the conglomerate with overlying andesitic units of the Lower Volcanic Sequence.

7.1.2 Lower Volcanic Sequence

Using an inherited stratigraphic framework for the area, andesitic rocks and associated sedimentary units are placed in a loosely-defined package of flows and volcaniclastic sediments correlated with Eocene volcanism throughout the Sierra Madre of Mexico. No radioisotope age determinations have been made on volcanic units of the Guanaceví district, and lithological correlations to the Lower Volcanic Sequence appear to be reasonable for the andesitic flows and associated volcaniclastic units.

It has been observed in the rocks that host the Porvenir and Santa Cruz mine workings that the andesite occurs as a pale green to nearly black volcanic flow ranging from aphyric to plagioclase-hornblende phyric. Plagioclase is the common phenocryst type with crystals ranging from 1 to 2 mm up to 10 mm. Hornblende phenocrysts are 1 mm to 4 mm in length. In porphyritic andesites, feldspar phenocryst abundance approaches 5%, and hornblende abundance is generally less than 3%.

The sequence of rock types in the Lower Volcanic Sequence, as presently understood, is a coarsening-upward series of volcaniclastic sediments capped by an andesite flow as described above. The sedimentary lithologies are siltstones overlain by sandstone with minor intercalations of conformable conglomerate beds. The siltstone-sandstone sequence becomes transitionally dominated by conglomeratic beds at the top of the volcaniclastic package. Overall thickness of the siltstone-sandstone beds is up to 120 m. Conglomerate beds of the Lower Volcanic Sequence are from a few centimetres to 150 m thick at the top of the package, and differ from the conglomerates of the Guanaceví Formation in that Lower Volcanic Sequence clasts are mainly andesite of varying textural types.

7.1.3 Upper Volcanic Sequence

The Upper Volcanic Sequence consists of rhyolite crystal-lapilli tuff units uncomformably overlying the andesites which are generally structurally disrupted and altered by oxidation and silicification. The rhyolite is strongly argillically-altered with silicification overprinting argillic alteration in the immediate hangingwall of quartz veins and other silicified structures. The rhyolite commonly contains rounded quartz ‘eyes’ up to 4 mm in diameter, and the matrix consists of adularia, kaolinite and quartz. Local concentrations of biotite crystals up to 2 mm are not uncommon. The rhyolite has variable textures from thin-bedded ash flows to coarse lapilli tuffs with lithic clasts of andesite or rhyolite up to 50 cm in diameter. These latter commonly exhibit alteration rims indicating high temperatures and fluids in the volcanic environment. The thickness of the rhyolite tuff assemblage has not been measured at this time, but appears to exceed 300 m.

Geochemically, the lower portion of the rhyolites has been demonstrated by Rare Earth Element (REE) data, from a series of samples taken from East Santa Cruz drilling, to be magmatically linked to the underlying andesites. The similarity between REE patterns of the rhyolite crystal-lapilli tuff and the andesitic rock units in this data set suggest a common source for the two volcanic packages that is difficult to reconcile with the idea of many millions of years of volcanic quiescence (from Lower Volcanic to Upper Volcanic Sequences). This raises the possibility that regional correlations for Guanaceví rhyolite based on radioisotope age determinations may result in assignment of the rhyolite (of the Santa Cruz/Porvenir mine area) to the Lower Volcanic Sequence rather than the Upper. In the San Martin de Bolanos district of Jalisco and also in the Topia district of Durango State, uppermost volcanic lithologies of the Lower Volcanic Sequence are rhyolitic and directly associated with mineralization. This may be true for the Guanaceví mining district as well.

See Figure 7.1 for a map of the regional geology in the area surrounding the Guanaceví mining district. See Table 7.1 for a generalized stratigraphic column in the Guanaceví mining district.



GUANACEVI DISTRICT GEOLOGIC MAP
Guanacevi, Dgo.
EXPLANATION
SYMBOLS
NORTH
GUANACEVI
TO DURANGO
SANTA CRUZ FAULT
SAN PEDRO UNO
LA SULTANA
EL MARTIR
EPSILON
LA GUIRNALDA
SANTA ISABEL
EL TERREMOTO
ALAJAA
BARRADON 7
NOCHE BUENA
LA MAZATLECA
VERONICA
EL DESENGAÑO
EL MILACHE
EL PELAYO
EL PELAYO Y ANEXAS CLAIM
EL PORVENIR CLAIM
EL PORVENIR DOS CLAIM
SAN MARCOS
LA PLATA
NUESTRA SEÑORA
AMP. EL AGUAJE DE ARRIBA
EL AGUAJE DE ARRIBA
SAN VICENTE
UNIFICACION SANTA CRUZ CLAIM
SAN GUILLERMO CLAIM
LA PRIETA
UNIFICACION FLORA CLAIM
SANTA CRUZ DOS CLAIM
SANTA CRUZ OCHO CLAIM
PLANT
PROCESSING MILL GUANACEVI S.A. DE C.V.
PROCESSING MILL METALURGICA GUANACEVI S.A. DE C.V.
CONCESSIONS ENDEAVOUR SILVER CORPORATION
PROCESSING MILL
FAULTS
ROADS
CREEK
OPERATING MINE
ABANDONED MINE
TAILING PONDS
SCALE 1:20000

Figure 7.1 Regional Geology Map for the Guanaceví Mining District

Table 7.1 Generalized Stratigraphic Column in the Guanaceví Mining District

Geological Age		Stratigraphic Units and Lithologies	Thickness (m)
Tertiary	Oligocene	Upper Volcanic Sequence Rhyolitic tuffs and ignimbrites	+ 300 m
	Eocene	Lower Volcanic Sequence Andesite porphrytic flow Andesite conglomerate Volcanic sandstone/siltstone	≤ 70 m ≤ 150 m ≤ 120 m
Jurassic (?)	(Late) ?	Guanaceví Formation	+ 450 m

7.1.4 Structural Setting

Figure 7.1 shows major faults of the Guanaceví mining district on a simplified geologic map of the region. The map pattern constitutes an erosional window caused by crustal uplift apparently centred about 3 km west of Guanaceví. With some exceptions, fracture-filling vein mineralization is localized on the flanks of the uplift centre, suggesting a genetic relationship between uplift and mineralization. The three principal trends of high-angle normal faults that characterize the region are as follows:

• The dominant structural trend in the region is northwest with significant north-north-northeast faults in a likely conjugate relationship. This generation of structures hosts most of the mineralization in the district.

• Northeast faults postdate the mineralized structures.

• East-west faults appear last.

This pattern sequence would appear to indicate an early extension in a northeast-southwest direction, followed by a later extension in an east-northeast – west-southwest direction, followed by a northwest-southeast extension and finally ending with the latest extension in a north-south direction. This clockwise evolution of principal stress directions is similar to that of other regions in the American Cordillera, including the Sierra Madre of Mexico. Timing of uplift of the Guanaceví window is constrained by the following considerations:

• Dilatational fractures flanking the uplift are dominantly northwest trending, with subordinate north and north-northeast components. Northeast and eastwest fractures are not significant in controlling the uplift pattern. Thus uplift is early in the structural evolution described above.

• The northeast-southwest extension in Mexico is generally associated with opening of the Gulf of California, and dated as Oligocene to Miocene.

• Uplift therefore may be coeval with the onset of silicic volcanism of the Upper Volcanics, which are considered Oligocene in age.

It is reasonable to conclude that uplift occurred at the onset of Upper Volcanic Sequence eruptions (Oligocene), northeast-southwest extension, and was coeval with mineralization. The cause of uplift, however, is left unexplained by these considerations. Alternative explanations include magmatic upwelling at depth, resurgent doming within a cryptic caldera, or tectonic transpression resulting from large-scale lateral displacement

7.2 Project Geology

The Santa Cruz mine property, which forms part of the main portion of the Guanaceví Mines project, covers about a 3.0 km strike length of the Santa Cruz fault/vein system (Fig. 7.1). The Santa Cruz vein is similar in many respects to all of the other veins in the Guanaceví district except that it is the only one to lie on the west side of the horst of Guanaceví Formation and associated facies, and it dips west instead of east.

In the Porvenir Dos area and the Deep Santa Cruz mine workings, a low angle rhyolite crystal-lapilli tuff and andesitic contact occurs high in the hangingwall of the Santa Cruz vein indicating a fault contact with Guanaceví Formation, which obviously cuts the contact.

7.2.1 Local Structure

The Santa Cruz vein, the principal host of silver and gold mineralization, is located on the west side of the horst of the Guanaceví Formation. It trends northwest and principally places Guanaceví Formation in the footwall against andesite and/or rhyolite in the hangingwall. The vein/fault presents a preferred strike of N45°W with dips from 45° to 65° to the southwest. From La Prieta to Porvenir Dos it extends a distance of 5 km and averages approximately 3.0 m in width.

The broader and higher-grade mineralized ore shoots tend to occur along flexures in the Santa Cruz vein structure, where sigmoidal loops are developed both along strike and down dip. The vein in Deep Santa Cruz for instance splays into two, three or four separate mineralized structures and the intervening wallrocks are also often well mineralized, giving mining widths up to 20 m in some places. These sigmoidal loops tend to develop with some regularity along strike and all of the ore shoots at the Santa Cruz mine have about a 60° plunge to the northwest.

7.2.2 Alteration

The sedimentary and volcanic rocks are hydrothermally altered with propylitization (chlorite) the most widespread, up to 150 m from the veins, with narrower bands of potassic and argillic alteration (kaolinite and adularia) typically up to 25 m thick in the hangingwall and with silicification near the veins. Phyllic alteration, however, is absent in the Guanaceví district.

8.0   DEPOSIT TYPES

The deposit types of the Guanaceví property is described in detail in the in the Range March, 2006 and Micon April 2007 NI 43-101 Technical Reports. The following description was excerpted from the Micon report.

The Guanaceví silver-gold district comprises classic, high-grade silver-gold, epithermal vein deposits, characterized by low sulphidation mineralization and adularia-sericite alteration. The Guanaceví veins are typical of most other epithermal silver-gold vein deposits in Mexico in that they are primarily hosted in the Tertiary lower volcanic series of andesite flows, pyroclastics and epiclastics overlain by the upper volcanic series of rhyolite pyroclastics and ignimbrites. Evidence is accumulating in the Guanaceví mining district that the mineralization is closely associated with a pulse of silicic eruptions that either signaled the end of Lower Volcanic Sequence magmatism or the onset of Upper Volcanic Sequence activity.

Low-sulphidation epithermal veins in Mexico typically have a well defined, subhorizontal ore horizon about 300 m to 500 m in vertical extent where the bonanza grade ore shoots have been deposited due to boiling of the hydrothermal fluids. Neither the top nor the bottom of the Santa Cruz ore horizon has yet been found but, given that high-grade mineralization occurs over a 400 m vertical extent from the top of the Garibaldi shaft (south of the Santa Cruz mine) to below the Level 13 in Santa Cruz, it is likely that erosion has not removed a significant extent of the ore horizon.

Low-sulphidation deposits are formed by the circulation of hydrothermal solutions that are near neutral in pH, resulting in very little acidic alteration with the host rock units. The characteristic alteration assemblages include illite, sericite and adularia that are typically hosted by either the veins themselves or in the vein wall rocks. The hydrothermal fluid can travel either along discrete fractures where it may create vein deposits or it can travel through permeable lithology such as a poorly welded ignimbrite flow, where it may deposit its load of precious metals in a disseminated deposit. In general terms this style of mineralization is found at some distance from the heat source.

9.0   MINERALIZATION

The mineralization of the Guanaceví property is described in detail in the Range March, 2006 and Micon April 2007 NI 43-101 Technical Reports, both filed by Endeavour Silver on SEDAR. The following description of the mineralization was excerpted from the April 2007 Micon report.

The principal mineralization within the Santa Cruz-Porvenir mines is an epithermal low - sulphidation, quartz-carbonate, fracture-filling vein hosted by a fault-structure that trends approximately N45°W (+/- 5°) and dips 55° (+/- 5°) southwest. The fault and vein comprise a structural system referred to locally as the Santa Cruz vein structure or Santa Cruz vein fault. The Santa Cruz vein structure has been traced 5 km along the trend and averages about 3.0 m in width. Mineralization in the system is not continuous, but occurs in steeply northwest-raking shoots up to 200 m in strike-length. A second vein, sub-parallel to the Santa Cruz vein but less continuous, is economically significant in the Porvenir Dos zone and in the northern portion of deep North Porvenir. It is referred to in both areas as the "Footwall vein", although in Porvenir Dos, the term "Conglomerate vein" has also been employed.

9.1 Santa Cruz Vein

The Santa Cruz vein is a silver-rich structure with lesser amounts of gold, lead and zinc. Mineralization has averaged 500 g/t silver and 1 g/t gold over 3 m true width. The minerals encountered are argentite-acanthite, limited gold, galena, sphalerite, pyrite and manganese oxides. Gangue minerals noted are barite, rhodonite, rhodochrosite, calcite, flourite and quartz. The mineralization down to Level 6 in the Santa Cruz mine is mainly oxidized with a transition zone of oxides to sulphides occurring between Levels 6 to 8, although sulphide ore was mined above Level 6.

Mineralization exhibits evidence of episodic hydrothermal events which generated finely banded textures. The higher-grade mineralization in the district is commonly associated with multiple phases of banding and brecciation. The first phase, deposition of white quartz, white calcite and pyrite in stockwork structures often exhibits horse-tail structures bifurcating both in the horizontal and vertical sense to form imbricate pods. The second phase deposited semitranslucent quartz with argentite, scarce gold, and oxides of manganese (2%) and rare lead and zinc sulphide (4%), the latter particularly in the lower part of the hydrothermal system. The second phase was accompanied by the deposition of barite, rhodonite, rhodochrosite, flourite and calcite.

This second phase comprises multiple pulses of mineralization expressed in the vein structures as bands of massive, banded or brecciated quartz. Massive and massive-to-banded quartz are commonly associated with carbonate which is predominantly manganoan calcite and calcitic rhodocrosite. Rhodonite is much less abundant than carbonates but is not uncommon.

According to results obtained through diamond drilling, the lead and zinc mineralization occurs more commonly in the vein below the water table which in the Santa Cruz mine occurs just below the 13 Level.

9.2 Footwall Veins

In the Porvenir Dos area and in the deeper portion of North Porvenir, a footwall-hosted vein lies in the footwall of the Santa Cruz vein structure. In both areas, this footwall vein is either within Guanaceví Formation footwall rocks or is at the structural contact between Guanaceví Formation and Lower Volcanic Sequence andesite. It is banded to brecciated quartz plus carbonate and contains local scatterings (< 1%) of sulphides (pyrite>sphalerite>galena>chalcopyrite) and rare

pods (< 50 cm) of sulphides. It appears likely from drill sections that these footwall vein occurrences are splays of the main Santa Cruz vein structure and are largely sympathetic to it. At the north end of North Porvenir, on Section 19, the footwall vein attains a true width of over 7 m with silver grades of approximately 400 g/t in some areas. In Porvenir Dos, the footwall vein is narrower than the Santa Cruz vein and is overall a lower-grade vein, although one high grade intercept (uncapped) has been recorded in drill hole PD 36-3, at 2,548 g/t silver over 1.25 m.

10.0   EXPLORATION

10.1   Introduction

Detailed descriptions of Endeavour Silver's 2004 through 2006 drilling programs and results are contained in technical reports by Range Consulting (March 2006) and Micon (April 2007) . Only the drilling results not published in either of these reports will be discussed in this section.

10.2   2007 Exploration Programs

Exploration activities undertaken since January 2007 are summarized in Table 10.1 and include:

- Diamond Drilling which included:
  - o 5 surface diamond drill holes totalling 2,501.40 metres at North Porvenir
  - o 2 surface diamond drill holes totalling 1,350.35 at Santa Cruz mine
- A total of 350 core samples were collected and submitted for assay
- 50 metres of cross-cut driven into hanging wall of Alex Breccia deposit in preparation for underground diamond drilling in 2008.
- Surveying of workings in the San Pedro District; which included shafts in the San Fernando area, near the Milache concession, and in an adit being excavated by Nacho Barraza in the Noche Buena – Buena Fe area which commenced late in 2007.
- All drill core was moved into the new core storage facility constructed in 2007.
- Reclamation, including clean-up of fallen trees in the drilling zone of North Porvenir, was conducted in 2007.

Table 10.1   Exploration Drilling Summary for Guanaceví Mines Project (through December 2007)

PROJECT AREA	Year-to-Date		
	HOLES	MTS	SAMPLES
PORVENIR	5	2,501.40	207
SANTA CRUZ	2	1,350.35	143
TOTAL	7	3,851.75	350

The objective of these drill holes was to test the depth extensions of known ore-shoots on Santa Cruz vein in areas of previously reported resources. Table 10.2 is a summary of all drill holes completed on the Guanaceví Mines Project in 2007. Figure 10.1 is a surface plan showing all drill holes completed to-date on the Santa Cruz vein. Intersection points for the diamond drill holes are displayed on the Santa Cruz vein long section in Section 6 (Fig. 6.1)

Significant drill intercepts for the 2007 drilling program for the Guanaceví Mines Project are summarized in Table 10.3.

Table 10.2 **2007 Drill Hole Summary for Guanaceví Mines Project.**

HOLE	AZIMUTH	DIP	DIAMETER	TOTAL DEPTH (m)	START DATE	FINISH DATE	DRILLING CO.
NP3-3	45°	-90°	HQ-NQ	463.25	19/02/2007	28/02/2007	Layne
NP1S-2	45°	-90°	HQ-NQ	420.35	01/03/2007	07/03/2007	Layne
NP21-7	45°	-66°	HQ	538.85	09/09/2007	23/09/2007	Layne
NP20-8	45°	-67°	HQ	591.35	24/09/2007	07/10/2007	Layne
NP22-7	45°	-78°	HQ	487.60	08/10/2007	27/10/2007	Layne
SC2-1	21°	-73°	HQ	658.00	31/10/2007	15/11/2007	Layne
SC2-2	15°	-77°	HQ	692.35	16/11/2007	01/12/2007	Layne
			TOTAL	3,851.75			

Table 10.3 **Significant Drill Intercepts for Guanaceví Mines Project in 2007**

HOLE	VEIN	FROM	TO	REAL WIDTH	MG		SGS		CHEMEX				
				m	Au g/t	Ag g/t	Au g/t	Ag g/t	Au g/t	Ag g/t	Cu %	Pb %	Zn %
NP3-3	Santa Cruz Vein Zone	416.20	417.85	1.1			0.1	19					
NP1S-2	HW Santa Cruz Vein Zone	306.05	306.65	0.4	0.3	77	0.2	79					
''	Santa Cruz Fault Zone	381.7	384.15	1.4	0.1	7	0.1	23					
NP21-7	Santa Cruz Vein Zone	486.10	489.75	2.8					0.9	339	0.005	0.011	0.038
''	including	486.10	488.20	1.6					1.4	531	0.005	0.010	0.010
NP20-8	Santa Cruz Vein Zone	529.20	531.20	1.5					<0.05	8	0.011	0.013	0.055
NP22-7	HW Santa Cruz Vein Zone	472.15	476.70	2.9					0.7	323			
''	including	472.15	472.75	0.4					1.3	498			
SC2-1	Santa Cruz Vein Zone	609.15	624.35	9.6					0.2	71	0.023	1.297	2.636
''	including	615.25	616.05	0.5					0.3	98	0.025	4.830	15.900
''	including	621.00	621.75	0.5					0.3	195	0.029	3.870	5.610
SC2-2	Santa Cruz Vein Zone	651.50	660.15	6.1					0.3	64	0.029	1.522	1.803
''	including	651.50	652.40	0.6					1.0	111	0.045	2.030	3.140


LEGEND
PRE-2007 DRILL HOLES
2007 DRILL HOLES
SURFACE ROADS
UNDERGROUND WORKINGS
OPERATING MINES
ABANDONED MINES
TOPOGRAPHIC CONTOURS
PORVENIR DOS
NORTH PORVENIR MINE
SANTA CRUZ MINE
ALEX BRECCIA
EL PORVENIR
SANTA CRUZ
LA PRIETA
AMP. PLANILLAS
LAS CUÑAS
EL PELAYO
LA ESCONDIDA
GARIBALDI
CRUCERO
TO METALLURGICA GUANACEVI
SURFACE HAUL ROAD
PORTAL
SANTA CRUZ SHAFT
LEVEL 6
LEVEL 13 PROJECTION
NORTH
SCALE
Metros

Figure 10.1 Surface drill hole plan showing the Drill Hole Coverage of the Santa Cruz vein for the Guanaceví Mines Project

10.2.1   2007 Porvenir-Santa Cruz Surface Diamond Drilling

In February - March 2007, two holes (NP3-3 & NP1S-2) were completed between the Porvenir and Santa Cruz mines with the Santa Cruz vein intersected in each (Fig. 10.2). No significant assays were returned from these holes (Table 10.3). Drill results, however, were useful for providing geological guidance for a decline currently being driven from the Porvenir mine, down to the Santa Cruz mine. Cross-sections through each of the holes are in Figures 10.3 & 10.4.



Figure 10.2 Longitudinal section of the Santa Cruz vein (Looking N45ºE) showing intersection points of the two drill holes completed from surface testing between Porvenir workings and Santa Cruz, on Sections NP3 and NP1S.



Figure 10.3 Cross-section NP3, showing 2006 drilling NP3-1 and NP3-2. Recently drilled NP3-3 intercepted the Santa Cruz vein with a calculated width of 1.65 meters. Pink fields represent rhyolite, brown is andesite, blue is conglomerate, and red is mineralization.


ELEVATION
2450
2400
2350
2300
2250
2200
2150
2100
2050
2000
Tr
Ta
Kcog
NP1S-2
-90°
420.40m
NP1S-1
-63°
226.45 m
FROM TO WIDTH Au Ag
190.60 198.40 7.80 0.26 131
EL PORVENIR CLAIM
EL PORVENIR CLAIM
SCALE
0 12.5 25 50 100
Meters
ENDEAVOUR SILVER CORPORATION
GUANACEVÍ PROJECT
Durango, Méx.
DRILL PROGRAM EL PORVENIR MINE
SANTA CRUZ VEIN
SECTION No. 1S
BY: E.TOBIAS
REVISED: M.RASMUSSEN
SCALE: 1:1000
DATE: MAR-09-2007

Figure 10.4 Cross-Section NP1S, with latest drilling NP1S-2 and 2006 drillhole NP1S-1. Pink is rhyolite, brown is andesite, blue is conglomerate, and red is mineralization. The vein intercept in NP1S-2 represents approximately 2.5 m of calculated width.

10.2.2   2007 North Porvenir - Surface Diamond Drilling

In September - October 2007, three surface drill holes (NP21-7, NP20-8 & NP22-7) were completed in the North Porvenir area (Fig. 10.5). The objective of these holes was to mainly test the depth projection of the North Porvenir ore-shoot. Significant assays for these holes are summarized in Table 10.3. Figure 10.5 is a longitudinal section showing the intersection points of these drill holes. Cross-sections through each of the holes are in Figures 10.6 through 10.8.

In Hole NP21-7, the Santa Cruz vein was intercepted from 486.10 to 489.75 m and consisted of a quartz vein with traces of disseminated silver sulphides, + iron oxide (FeO) (Table 10.3; Fig. 10.6). The hanging wall is stockworked with quartz + FeO (hematite) veinlets in dendrites with some quartz threads containing sulphides. The footwall is stockworked with strong fractures with quartz + calcite veinlets and FeO being present.

Hole NP20-8 intercepted the Santa Cruz vein from 529.20 to 531.20 m and consisted of a quartz vein with FeO, some chlorite and sulphides of silver (Table 10.3; Fig. 10.7). The hanging wall was denoted by a strong fault with clay material. Also present was a moderate stockwork with quartz + calcite veinlets, quartz filling cavities and FeO in dendrites. The footwall was stockwork with quartz veinlets with fine disseminated pyrite and some FeO in fractures.

Hole NP22-7 became stuck before hitting the main Santa Cruz structure projected at a depth of 535 m. The hole was subsequently lost in a hanging wall fault breccia zone intercepted from 472.15 to 476.70 (Table 10.3; Fig. 10.8). This fault structure consisted of a massive quartz vein with dendrites of FeO + disseminated sulphides of silver. The hanging wall of the structure consisted of a stockwork in green andesite with moderate veinlets of quartz + calcite and very fine disseminated pyrite. The footwall is stockwork represented by slight silicification which tends to be propylitized; with veinlets of quartz + calcite and some FeO in fractures.



Figure 10.5   North Porvenir long section, showing intersection points located for Santa Cruz vein.



Figure 10.6   Cross section through Holes NP21-1,-2,-3,-4,-5,-6 & 7 drilled to test the Santa Cruz Vein.



ELEVATION
2600
2500
2400
2300
2200
2100
2000
1900
1800
1700
1600
Tvr
Tva
Kcog
KbeLm-Ta
SANTA CRUZ VEIN
FOOTWALL VEIN
2.98 m / 35 gpt Ag / 0.03 gpt Au BSI
NP 20-A N45°E -50°
Total Depth 111.70 m
4.30 m / 41 gpt Ag / 0.08 gpt Au BSI
(In diferent section)
6.44 m / 72 gpt Ag / 0.19 gpt Au BSI
(In diferent section)
NP 20-1 N20°E -55°
Total Depth 244.30 m
Back of the section
5.08 m / 171 gpt Ag / 0.66 gpt Au BSI
3.29 m / 254 gpt Ag / 0.42 gpt Au BSI
NP 20-2 N14°E -74°
Total Depth 300.40 m
Back of the section
1.90 m / 38 gpt Ag / 0.02 gpt Au BSI
9.01 m / 324 gpt Ag / 1.63 gpt Au BSI
NP 20-3 N45°E -68°
Total Depth 295.10 m
NO VALUES ON VEIN
NP 20-4 N45°E -82°
Total Depth 338.35 m
8.73 m / 302 gpt Ag / 0.11 gpt Au BSI
5.46 m / 142 gpt Ag / 0.25 gpt Au BSI
NP 20-7 N45°W -65°
Total Depth 474.50 m
5.01 m / 484 gpt Ag / 0.85 gpt Au BSI
NP 20-6 N45°W -69°
Total Depth 463.30 m
NP 20-5 S45°W -86°
Total Depth 457.95 m
NP 20-8 -68°
Total Depth 591.35 m
ENDEAVOUR SILVER CORPORATION
GUANACEVI PROJECT
Durango, Méx.
DRILL PROGRAM NORTH PORVENIR
SANTA CRUZ VEIN
SECTION NP20'S AZIMUT 45°
SCALE
0 25 50 100 200
Meters
EL PORVENIR CLAIM
EL PORVENIR CLAIM

Figure10.7 Cross section through Holes NP20-1,-2,-3,-4,-5,-6,-7 & 8 drilled to test the Santa Cruz Vein



Figure 10.8 Cross section through Holes NP22-1,-2,-3,-4,-5,-6, & 7 drilled to test the Santa Cruz Vein

10.2.3   2007 Santa Cruz Mine - Surface Diamond Drilling

In November and December 2007, two surface drill holes (SC2-1 & SC2-2) were completed in the Santa Cruz mine area. The objective of these holes was to test the depth projection of the Santa Cruz mine orebody. Originally, deep drill testing of the Santa Cruz ore-shoot was planned from underground stations in the Santa Cruz mine. Safety concerns and other mechanical factors related to the Santa Cruz shaft prevented mobilization of the drilling equipment and crews into the mine. In November, an alternative drilling program was subsequently implemented to explore the depth projection of Santa Cruz orebody from surface.

In the Santa Cruz mine area, a total of 1,350.35 m in Holes SC2-1 and SC2-2 were completed. Significant assays for these holes are summarized in Table 10.3. Figure 10.9 is a longitudinal section showing the intersection points of these drill holes. Cross-sections through each of the holes are in Figures 10.10 and 10.11.

The Santa Cruz vein was intercepted from 608.60 to 624.35m in Hole SC2-1 (Fig. 10.10). From 608.60 to 618.05, the vein consisted of quartz vein with clots of silver and galena, disseminated sphalerite and FeO filling fractures in brecciated zones. From 619.55 to 621.75, the vein was comprised of disseminated sulphides of silver, galena + sphalerite. From 623.10 to 624.35, a quartz vein was intercepted with disseminations and fine veinlets of sulphides of silver, galena + sphalerite. The Santa Cruz vein structure was also comprised of two horses. The first one was from 618.05 to 619.55 and consisted of a stock work of quartz veinlets and FeO. The second horse was from 621.75 to 623.10 and consisted of a stock work with FeO + calcite filling present in fractures. The hanging wall of the structure consists of stock worked andesite containing quartz + calcite veinlets and fine disseminated pyrite with moderate to strong fractures. The foot wall is a stockwork with fine veinlets of calcite, quartz, FeO + disseminated pyrite.

In Hole SC2-2, the Santa Cruz vein was intercepted from 651.50 to 662.85 m in Hole SC2-2 (Fig. 10.11). The structure consisted of two stockworked horses with quartz + FeO veinlets with chloritization + sulphides of silver in the veinlets also being present. From 651.50 to 653.30 m, it was strongly fractured and consisted of white quartz, disseminated sulphides of silver + FeO. From 655.60 to 656.50 m, the vein was comprised of white quartz with disseminated sulphides of silver + FeO filling fractures. From 657.40 to 662.85 m it was mainly a breccia with white quartz + disseminated sulphides of silver with FeO filling fractures. The hanging wall consisted of a sandy-textured green andesitic tuff sandy texture with lithic crystalline fragments, fine veinlets of calcite + minor quartz and FeO in fractures. The footwall is stockworked with weak quartz veinlets with fine disseminated pyrite.

Figure 10.9   Santa Cruz mine long section, showing intersection points on the Santa Cruz vein.


ENDEAVOUR SILVER
2500
2400
2300
2200
2100
2000
1900
1800
1700
ELEVATION
Tvr
Tvr
Tvr
Tvr
Tvr
Tva
Tva
SC2-1
-73°
Total Depth 658.00 m
SCALE
0
25
50
100
200
Meters
ENDEAVOUR SILVER CORPORATION
GUANACEVI PROJECT
Durango, Méx.
DRILL PROGRAM SANTA CRUZ
SANTA CRUZ VEIN
SECTION SC2-1 AZIMUT 21°

Figure 10.10 Cross section through Hole SC2-1 drilled to test the Santa Cruz Vein


ENDEAVOUR SILVER
ELEVATION
2500
2400
2300
2200
2100
2000
1900
1800
1700
Tvr
Tva
Kcog
SC2-2
-77°
Total Depth 692.35 m
SCALE
0 25 50 100 200
Meters
ENDEAVOUR SILVER CORPORATION
GUANACEVI PROJECT
Durango, Méx.
DRILL PROGRAM SANTA CRUZ
SANTA CRUZ VEIN
SECTION SC2-2 AZIMUT 15°

Figure 10.11 Cross section through Hole SC2-2 drilled to test the Santa Cruz Vein

10.3   2007 Budget Expenditures

During 2007, Endeavour spent an estimated USD $1,032,124 on exploration activities on the Guanaceví Mines Project. Table 10.4 provides expenditures by area and concession. Table 10.5 is detailed summary of expenditures by account with the majority of the costs allocated to diamond drilling

Table 10.4   Guanaceví Mines Project Exploration Expenditures (by Area) in 2007

AREA	CLAIMS	Pesos	Usd
Porvenir Dos	Porvenir Dos	$6,048	$555
	Porvenir Dos	$6,048	$555
North Porvenir Mine	El Porvenir		
	North Porvenir mine	$5,536,233	$507,911
	Santa Cruz Dos	$22,888	$2,100
	Santa Cruz Ocho		
	El Pelayo	$54,489	$4,999
	El Pelayo y Anexas	-	-
	North Porvenir Mine	$5,613,610	$515,010
Santa Cruz Mine	Santa Cruz mine	$2,367,290	$217,183
	Unificacion Santa Cruz	$5,764	$529
	Unificacion Flora	$7,368	$676
	San Guillermo	$1,008	$92
	La Prieta	$770,517	$70,690
	Santa Cruz Mine	$3,151,947	$289,169
San Marcos-San Vicente	Nuestra Señora	$6,798	$624
	San Marcos	$1,102	$101
	San Vicente	$1,612	$148
	San Marcos-San Vicente	$9,512	$873
El Aguaje	El Aguaje de Arriba	$504	$46
	Ampliacion del Aguaje de Arriba	$706	$65
	La Plata	$203	$19
	El Aguaje	$1,413	$130
San Pedro	San Pedro Uno	$10,048	$922
	La Sultana	$2,693	$247
	San Pedro General	$1,224,314	$112,322
	San Pedro	$1,237,055	$113,491
Milache	Milache	$1,230,565	$112,896
	TOTAL	**$11,250,150**	**$1,032,124**

Table 10.5   Guanaceví Mines Project Exploration Expenditures (by Account) in 2007

ACCOUNT	Pesos	Usd
Assays	$175,072	$16,062
Analytical Studies		
Consultants	$96,158	$8,822
Contractors		
Contingencies		
Diamond drilling	$5,803,723	$532,452
Equipment rental		
Exploration development	$1,224,314	$112,322
Supplies and sundries	$400,427	$36,736
Field	$107,457	$9,858
Housing	$32,447	$2,977
Food	$48,611	$4,460
Office Supplies & Equipment	$97,033	$8,902
Geology and engineering personnel	$674,957	$61,923
Local labour	$409,034	$37,526
Professional Development		
Management	$1,575	$144
Mining concessions	$1,914,329	$175,627
Taxes	$72,845	$6,683
Contract payments & fees	$1,841,484	$168,943
Contractors Services		
Reclamation		
Roads and drill pads	$340,803	$31,266
Salaries (Subtotal)		
Travel & Lodging	$60,866	$5,584
Vehicles	$137,509	$12,615
Gas	$81,210	$7,450
Repair & Maintenance	$51,935	$4,765
Not deductible	$11,382	$1,044
TOTAL	**$11,250,150**	**$1,032,124**

10.4 Conclusions

The Guanaceví Mines Project has very good exploration potential for the discovery of both new mineralized veins as well as new orebodies within known but relatively unexplored veins.

In the existing mines, as previously reported by Micon (April 2007), the potential still exists to find further areas of promising mineralization along the strike extensions of the deposits and at depth below the old workings. While some of these areas have been tested by drilling locally the true extent of the mineralization remains largely untested and presents a continued exploration target for Endeavour Silver. Through its management of the property, Endeavour Silver will have the benefit of being able to build upon existing mineral resources and mineral reserves as well as on its production experience and the mine's production history when outlining its future exploration programs.

11.0   DRILLING

11.1 Introduction

Drilling programs on the Guanaceví Mines Project through December 31, 2006 were described in detail in Micon's April 2007 technical report. No changes have occurred to the methods of outlining and surveying the locations of the drill holes since the publication of the Micon report. For completeness of this report, however, the description of Endeavour Silver's drilling procedures from the April 2007 report has been excerpted and is presented below.

11.2   Drilling Procedures

After review and approval by Endeavour Silver management of the planning and budgeting of the drilling programs proposed by Endeavour Silver geologists, the individual drill sites are prepared and surveyed.   Drill holes are typically drilled from the hanging wall, perpendicular to and passing through the target structure, into the footwall. No drilling is designed for intercept angles less than about 35° to the target, and most are 45-90°.

On the drill site, the drill set-up is surveyed for azimuth, inclination and collar coordinates with the drilling subject to daily scrutiny and coordination, with the drill crew, by Endeavour geologists. At or near the targeted drill hole depth, the hole is surveyed using a Reflex down-hole survey instrument in multi-shot mode. The instrument is lowered down the drill rod string by wireline (the core barrel has been removed) and extended through the bit, where it hangs unsecured by resting on the bit crown. Survey measurements are thus obtained at a depth of approximately 4 m below the end of the drill string and at 30 m to 50 m intervals from the bottom of the hole to the collar. The survey data obtained from the drill hole are transferred to a handheld PDA, by which it is transferred to the office and thence to the Vulcan mine planning software and AutoCAD databases. True thicknesses are estimated from the measured inclination of the drill hole intercept and the interpreted dip of the vein.

Drill core is collected daily, carried to a secure core storage building where it is laid out, measured, logged for geotechnical and geological data, and marked for sampling.

Depending on the competency of the core, core is either cut in half with a diamond bladed core saw or split with a pneumatic core splitter.

11.3   2007 Exploration Drilling Program

During 2007, Endeavour completed 7 drill holes totaling 3,851.75 metres on the Guanaceví Mines Project. The exploration targets to which the 2007 program was devoted included:

a) Deep surface drilling on Porvenir zone (5 holes totaling 2,501.4 m),
b) Deep surface drilling on the Santa Cruz mine (2 holes totaling 1,350.35 m).

Results of this drilling program are summarized in Section 10 above.

Drilling continues in 2008, finishing the surface drilling program started in 2007 on the Deep Santa Cruz mine target. Endeavour has budgeted approximately 50 surface and underground diamond drill holes totaling 9,700 metres and approximately 25 surface reverse circulation drill holes totaling 3,000 metres for the Guanaceví Mines project in 2008. These drilling programs will test targets on concessions held by Endeavour Silver at the end of 2007 as well as those yet to be acquired by Endeavour Silver but for which negotiations are in progress.

The exploration budget to conduct further exploration drilling on the Guanaceví Mines project in 2008 is contained in Section 19.0 of this report. The budget is conceptual in nature and dependent on the results Endeavour Silver's previous exploration programs and operating experience on the project.

12.0   SAMPLING METHOD AND APPROACH

A description of Endeavour Silver's sampling method and approach for the Guanaceví Mines Project was provided in previous NI 43-101 technical reports (Range Consulting, March 2006; Micon, April 2007). Endeavour Silver personnel have made no material changes to the sampling method and approach since the publication of the April 2007 Micon report. However, for completeness of this report, the description from the April 2007 report has been excerpted and is either presented below in its entirety or has been edited where deemed appropriate.

A description of "Quality Assurance and Control" has been moved from the "Sampling Method and Approach" Section where it was presented in the Micon April 2007 technical report. Quality Assurance and Control shall now be presented in Section 14 ("Data Verification").

12.1   Sampling Interval

"Sampling intervals range from about 0.3 m to 2.5 m, with most in the 0.5 m to 1.5 m range. The Endeavour Silver geologist uses geological criteria to select sample intervals. Quartz vein material is separated from hanging and footwall horizons, and internal vein samples are broken out by texture-type. Three principal types of vein textures are recognized: (a) massive; (b) banded; and (c) brecciated. As much as possible, vein samples are selected to represent mineralization episodes."

12.2   Density Determinations

"After samples are logged and marked on the core, a piece of the sample is taken from the box, weighed, and placed in a full cylinder of water which is resting in an empty, dry, bowl. The sample fragment displaces water from the full cylinder, causing it to overflow into the dry bowl. The bowl with excess water from the cylinder is then weighed. The weight of water is connected to the volume by the relation 1g H2O equals 1 ml H2O. Specific gravity ("SG") of the sample is given by the weight of the sample divided by the volume of displaced water. Range Consulting notes that the procedure used by Endeavour Silver is not generally accepted as best practices".

Endeavour Silver will be modifying its protocol for density determinations in future drilling programs in the Guanaceví Mines Project. Endeavour Silver shall periodically send core samples to outside laboratories for checking the in-house bulk density determinations.

Samples of core from other Endeavour Silver programs but not part of the Guanaceví Mines Project were submitted to SGS-Lakefield laboratory in Durango, Mexico. Endeavour's in-house bulk density determinations compared well with those conducted from an outside laboratory.

Bulk density determinations at SGS Lakefield laboratory employed the following methodology:

1) Weighing of the sample.
2) Coat the sample with lacquer and let it completely dry.
3) Immerse the sample in water.
4) Weigh the volume of water that is displaced.
5) For quality control (QC), each density determination is done at least twice.

In April 2007, Micon opined that based on a general assessment of the drill sample data contained in the March 2006 Range Consulting report and based on direct discussions with Endeavour personnel at the mine site that the quality for the drilling samples meets accepted industry standards. In general, the sampling is believed to be representative of the areas examined.

13.0   SAMPLE PREPARATION, ANALYSES AND SECURITY

In April 2007, Micon reported changes that had been made to Endeavour Silver's sample preparation, analyses and security since the publication of the March 2006 Range Consulting technical report. Further changes have since been made so for completeness of this report, a description of Endeavour Silver's sample preparation, analysis and security is presented below.

13.1   Sample Preparation

All exploration drill core is transported to the secure core storage facility at the Santa Cruz Mine site on the Guanaceví Mines project. Sampling procedures begin with density measurements as described in Section 12.2, then splitting by either a wheel-driven manual splitting device or an electric diamond-bladed core saw. The wheel-driven manual splitting device is generally used only when the core is badly broken-up and cannot be effectively cut by the diamond-bladed core saw. In most cases, the diamond saw is used for splitting the core. One half of core is replaced in the original core box with depth markers, the other half is bagged with sample tickets, recorded in the sample record. Once samples are bagged, they are transported to either the Metalurgica Guanaceví (MG) laboratory at the Guanaceví Mines Project for prep and early analyses or directly to an outside laboratory.

At MG, samples are crushed and a 100-gram split is taken from the crushed sample, and pulverized. The remaining pulp is returned to Endeavour Silver geologists for storage in the core building on the Santa Cruz Mine site.

In early 2007, pulps were sent to SGS Mineral Services (SGS) in Durango where they were analyzed by fire assay (gravimetric finish) of Ag and Au. Samples for selected holes were also analyzed for Pb, Zn, and Cu by atomic adsorption.

Logistical issues, analytical problems and data transfer errors eventually led to a decision to discontinue using SGS in Durango. SGS had also promised prompt turnaround time and lower assaying costs but could not deliver on their promises.

Since September 2007, any pulps prepared by the MG laboratory are now sent to ALS-Chemex (Chemex). Chemex maintains a prep facility in Chihuahua, where 50 gm pulps are prepared and shipped to Vancouver, Canada for analyses described below. Chemex emails assay data results to Endeavour Silver geologists and then returns the pulps to Guanaceví for storage at the Endeavour Silver core building at the Santa Cruz Mine site.

Sampling results were also reported to be reasonably representative of the mineralization of the deposits and may be used with acceptable confidence in the estimation of the mineable reserves.

13.2   Analyses

At the MG laboratory, a 10 gm sample is removed from the 100 gm pulp and subjected to fire assay determination of gold and silver contents. Subsequent splits of the pulp are used for Pb, Zn, Cu, Mn and Fe analyses by atomic adsorption (AA). The remaining pulp is returned to Endeavour Silver geologists for storage in the core building on the Santa Cruz Mine site. The pulp from the MG laboratory is subsequently shipped to an outside lab.

In almost every case, Endeavour Silver uses the outside laboratory assay for the final assay. If there is a large difference between the MG laboratory and outside laboratory, then the pulps are re-run. If there is still a large difference, then the outside laboratory assay is used.

In early 2007, pulps were submitted to SGS in Durango, Mexico where they were analyzed by fire assay (gravimetric finish) of Ag and Au. Samples for selected holes were also analyzed for Pb, Zn, and Cu by AA.

At Chemex, the analytical procedure for Au and Ag is also fire assay followed by a gravimetric finish. For optimal gold and silver recoveries, a 50 gram nominal pulp sample weight is used. Lead, zinc and copper are determined either by (AA) or atomic emission spectroscopy (AES).

As an economical tool for first pass exploration geochemistry, the pulps are sometimes subjected to Aqua Regia digestion and Inductively Coupled Plasma (ICP) multi-element analysis. The data reported from an aqua regia leach is considered to represent the leachable portion of the particular analyte. These analytical methods are optimized for low detection limits. The assays for evaluation of ores and high-grade materials are optimized for accuracy and precision at high concentrations (>10,000 ppm). Over-limits for lead, zinc and copper are determined either by atomic adsorption (AA) or atomic emission spectroscopy (AES).

In 2007, the time required for analyses by Chemex was typically been 4 to 6 weeks. Improvements have since been made and turnaround time at the time of this report is from 2 to 4 weeks.

13.3   Security

Diamond drill core and pulps are being stored in and new core storage facility constructed on the Santa Cruz Mine site. The new core storage building was completed in 2007. It is a covered, open-sided structure with 1.5-meter knee walls on the foundations, and chain-link fencing material above the knee walls. Access to the stored core is through a locked steel-mesh, iron-framed double gate in front, and a locked steel door in back. Pulps are stored in boxes within Core Building. Access to the Core Building is restricted.

13.4   Conclusions

Endeavour Silver relies on the MG laboratory for daily production samples and check assays. Range Consulting (March 2006) reported a concern for background contamination when dealing with precious metal values as high as those encountered at Guanaceví. Range Consulting inspected the sample preparation and reported that it appeared clean and orderly. Since Range's visit, MG has constructed a separate room for sample prep. Moving the sample preparation to a separate room lessens the chance of lab contamination. A review of the data and procedures by Range did not suggest any background sample contamination being introduced in the MG facility that would materially affect results. Range also reported that Endeavour Silver's own analysis suggested that the MG laboratory has problems with detecting gold at low levels because of its low limits of detection.

In Micon's April 2007 report, they believed that, based on a review of the previous technical report and on discussions with Endeavour Silver personnel, Endeavour Silver applies a reasonable degree of care and diligence in monitoring the sample results on the property. Micon considered that the Quality Assurance/Quality Control (QA/QC) procedures and protocols employed at the Guanaceví Mines Project were rigorous enough to ensure that the sample data are appropriate for use in mineral resource estimations. As indicated in the Range Consulting report no confirmation of earlier work has been conducted by the use of twinned drill holes. However, since Endeavour Silver has not relied upon the earlier work in the estimation of the resources and the reserves, this is not an issue. It was Micon's opinion that the database and the procedures in-place at the Guanaceví Mines project were appropriate for use in a mineral resource and reserve estimate.

14.0   DATA VERIFICATION

Further independent sampling was not conducted for this technical report. Other Qualified Persons have previously sampled the mineralization, as discussed in earlier published technical reports. The production records are also considered the most reliable data of mineralization contained in the ore deposits under development at the mine.

Endeavour Silver took effective control of the mining operation of the Guanaceví Mines Project during 2004. The project is comprised of an operating mine which is producing silver doré bars on a regular basis. The sales of doré are considered a clear representation of Endeavour Silver's production sales.

Endeavour Silver maintains an active program of assay checks for the production of doré at the project's plant, in addition to a sampling and assaying program by a sales representative in the city of Torreón, Coahuila to check the assays reported by the MET-MEX Peñoles smelter. An adequate amount of checking has been conducted and that the results are representative of the doré produced at the Guanaceví Mines project and shipped to the smelter.

For its exploration programs, Endeavour Silver has implemented data verification procedures as presented in the April 2007 Micon technical report. This includes a strict program of Quality Assurance and Quality Control by introduction of blank and duplicate samples for an assessment of sample preparation procedures and to keep a close control of the assay results. Endeavour is also planning to implement a program of inserting reference standard samples as a further check of the lab's performance.

A description of Endeavour Silver's data verification procedures is presented below.

14.1 Data Verification Procedures

Endeavour Silver conducts a validation process on the exploration data generated from its Guanaceví Mines Project. The data verification procedures generally involve:

- Visually checking the data for the following:
    - Any non-conforming assay information such as duplicate samples and missing sample numbers.
    - Verifying collar elevations against survey information for each drill hole;
    - Verifying collar coordinates against survey information for each drill hole;
    - Verifying the dip and azimuth against survey information for each hole;
    - Comparing the database interval against the original assay certificate for drill hole samples;
    - Verifying survey information for location of underground channel samples used in reserve estimation; and
- Using Vulcan software to check for data errors and vein continuity.

The assay information comes directly from the lab in an electronic format and is merged into the database using sample numbers. Once the lab has finalized assays they are put into a dedicated database directory.

The data is in a format that is directly importable to the company's Vulcan modeling software. The export format is an excel spreadsheet so all data is also readily importable for use in spreadsheets or a different database.

Senior project personnel have portable versions of the database on their laptop computers. This allows them access to the data at all times. The portable databases are only up-to-date to the point that the master database is copied onto the laptop. Through day to day use of the database staff personnel are constantly verifying and rechecking data.

Assay data and information generated by both operations and exploration is currently transmitted manually and the entire paper trail is accessible and available for inspection.

14.2 Quality Assurance and Quality Control (QA/QC).

A QA/QC sampling program of blanks and duplicates has been instituted to monitor the integrity of all drilling assay results. QA/QC controls consists of one of each inserted randomly in approximately every batch of 20 samples.

14.2.1 Blank Samples

Blank samples consist of completely fresh material usually obtained from old drill core before it is has been skeletonized and discarded. Occasionally, outcrops of fresh rock are used for blanks. Blank samples are inserted randomly into the sample batch and given unique sample numbers in sequence with the other samples before being shipped to the laboratory.

Every effort is being made to overcome the problem of potential low-level background contamination which is possibly inherent in the procedure currently being employed. As previously recommended by Micon in the April 2007 technical report, Endeavour Silver will try to buy a number of commercially available blanks as a way of checking the assay laboratories.

Discrepancies and inconsistencies in the blank sample data shall be resolved by re-assaying either the pulp or reject or both.

14.2.2 Duplicate Samples

Duplicate core samples are prepared by Endeavour Silver personnel at the core storage facility at the Guanaceví Mines Project. A sample interval is first randomly selected for duplicate sampling purposes. Once a sample has been selected, it is crushed at the core storage facility, and then split into two separate samples before being sent to the laboratory. Different sample numbers are given to each sample split before they are shipped.

As noted in the April 2007 Micon technical report, the duplicate sample selected needs to be somewhat homogenous. This method should provide a better duplicate sample than quartering the core, especially in the case of course nugget gold and silver mineralization. Micon believed that using quarter core samples may introduce a greater sampling error into the duplicate program than actually exists in the non-duplicated core samples. The procedure outlined here should assist in lessening potential sampling error in the duplicate samples. Micon also recommended that, in future exploration drilling, all duplicate silver assays which show a range greater than 10% be assayed by the screen metallics procedure to examine the samples for a nugget effect. A screen metallics procedure has yet to be implemented for the Guanaceví Mines Project.

In the case of duplicate samples, Endeavour Silver shall use the average of the two assay samples instead of the original assay so as not to introduce any undue biases into future resource estimates.

Discrepancies and inconsistencies in the duplicate sample data shall also be resolved by re-assaying either the pulp or reject or both.

14.2.3 Reference Standards

As a quality check on the laboratory, Endeavour is preparing to implement a program of inserting commercially available reference standard material. These reference samples shall be randomly submitted to the laboratory as "blind standards" in order to assess analytical precision.

14.2.4 Check Assaying

To evaluate sample quality control, Endeavour Silver periodically conducts check analyses. Random pulps, coarse rejects on occasion, are sent to a third-party independent commercial laboratory for duplicate analysis. For check assaying in the past, Endeavour Silver has used the SGS Mineral Services in Durango, BSI-Inspectorate in Durango with analyses done in Reno, Nevada, and ALS-Chemex in Chihuahua with analyses done in Vancouver, Canada. Generally, the correlation of assays has been within an acceptable range.

Endeavour Silver plans to implement a more strict and systematic program of assay checks on samples from the Guanaceví Mines Project. Once implemented, Endeavour Silver personnel shall investigate the causes for any differences which may indicate poor handling and shipping procedures.

14.3   Conclusions

Range Consulting (March 2006) reported that Endeavour Silver relies on the MG laboratory for daily production samples and check assays. Range reported a concern for background contamination when dealing with precious metal values as high as those encountered at Guanaceví. At the time of the Range Consulting March 2006 technical report, all of the samples were prepped in the MG laboratory before shipment to the outside lab. Range Consulting inspected the sample preparation and reported that it appeared clean and orderly. Since the visit by Range, MG has constructed a separate room for sample prep. Moving the sample preparation to a separate room lessens the chance of lab contamination. A review of the data and procedures by Range did not suggest any background sample contamination being introduced in the MG facility that would materially affect results. Range also reported that Endeavour Silver's own analysis suggested that the MG laboratory has problems with detecting gold at low levels because of its low limits of detection.

In Micon's April 2007 report, they believed that, based on a review of the Range Consulting technical report and on discussions with Endeavour Silver personnel, Endeavour Silver applies a reasonable degree of care and diligence in monitoring the sample results on the property. Micon believed that the QA/QC procedures and protocols employed at the Guanaceví Mines Project were rigorous enough to ensure that the sample data are appropriate for use in mineral resource and reserve estimations. It was Micon's opinion that the database and the verification procedures in-place at the Guanaceví Mines project were carried out according to accepted industry standards using accepted practices.

Endeavour is also in the process of establishing a data management system to verify data and quality control which shall prove effective and accurate.

15.0   ADJACENT PROPERTIES

15.1   Introduction

Endeavour Silver's property exists within the Guanaceví mining district which has hosted a number of past producers. A number of the past producers are located on the property and the majority of the past producers in the district are located on quartz veins that are similar or related to those found on the Guanaceví property. However, there are no immediately adjacent properties which directly affect the interpretation, evaluation of the mineralization, or anomalies found on the Guanaceví property. The geology, nature of the mineralization, historical production over the last two centuries and the limited use of modern exploration concepts and technology on the property to identify either new areas of mineralization along both the strike and dip directions of the veins as well as parallel to the Santa Cruz vein to identify "hidden or blind" parallel veins which do not necessarily outcrop on surface. Micon in their April 2007 technical report, considered all of these factors to positively affect the prospectivity of the ground contained within the property.

15.2   Other Silver-Gold Production Activity in the Guanaceví Mining District

Micon previously reported that during 2006, the MG plant did custom milling and processing for several small mines in the Guanaceví District. These mines include the Barradon mine owned by Cesar Barradon, the San Rafael Mine owned by a group of local individuals, the San Marcos mine, leased by Ignacio Barrazas, and a small operation in the San Pedro area also owned by Ignacio Barrazas. The cumulative tonnage from these operations runs between 100 and 500 tonnes per month, and the material from each mine is run through the plant separately in batch mode. Each mine exploits quartz-carbonate veins similar in character to the Santa Cruz mineralization, but with varying amounts of base metals.

The MG plant also remains available for custom milling and processing or ore from small mines in the Guanaceví District. The material from each mine will probably have to be run through the plant separately in batch mode. These mines typically exploit quartz-carbonate veins similar in character to the vein mineralization on Endeavour Silver's Guanaceví Mines Project.

See Figure 15.1 for the locations of some of the other mineral properties and mines in the region and within the Guanaceví mining district.

SAN RAFAEL
NOCHE BUENA
GUANACEVI
BARRADON
PLANT
PROCESSING MILL
TO DURANGO
EL PORVENIR
SANTA CRUZ
LA PRIETA
EXPLANATION
ABANDONED MINES
OPERATING MINES
ROADS
CREEK
OPERATING AND ABANDONED MINES
Guanacevi,Dgo.
NORTH

Figure 15.1 Adjacent Mineral Properties or Mines in the Guanaceví Mining District.

16.0   MINERAL PROCESSING AND METALLURGICAL TESTING

The mill was originally built in 1970 by the Mexican government and designed to custom mill ores from different mines in the district.

The crusher plant consists in a coarse ore section consisting in six small bins; five bins are dedicated to run of mine ore and one dedicated to custom mill. Coarse ore is crushed in two stages and screened to minus 5/8" and conveyed to five fine ore bins, where it is fed to either grinding section; purchase ore is processed by two smaller mills in parallel and mine ore is milled in the 10.5' by 12' in series with a smaller mill. The slurried ground ore can be sent either to flotation or to leaching by cyanide.

Leaching is carried out in twelve 20' diameter by 20' high agitated tanks; in 2007 the oxygen injection was by compressed air injection and four large tanks are under construction and they be added for 2008 to improve metals recovery. Figure 16.1 is a view of the new leach tanks and CCD circuits from the top of the deep cone thickener.



Figure 16.1   View of new leach tanks and CCD circuits from the top of the deep cone thickener.

Leach residues are washed in five 50' thickeners and discharged to a new built 100% lined tailings pond, reclaim water is pumped back to the mill process. The rich solution is treated in the new Merrill-Crowe precipitation circuit and gold and silver precipitate is melted in Doré bars and transported for refining in Mexico. Figure 16.2 is a view of the new installed precipitation circuit, leaf filters and desoxygenator



Figure 16.2 View of new installed precipitation circuit, leaf filters and desoxygenator

In 2008, Endeavour Silver will continue improving the mill process by installing deep cone thickeners for producing higher density tailings, replacement of CCD thickener drive mechanisms and pumping, re-starting flotation circuit to treat sulphide ores from Alex breccia and from third parties; improvement of leach circuit with added leach capacity and utilization of liquid oxygen and lead salts.

2008 metals recovery improvement will remain the biggest challenge for the Guanaceví operation as an important percent of precious metals are refractory to the cyanide attack. Treating mill feed ore with pre-treatment processes before cyanidation is considered as worthy alternative.

17.0   MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1   Introduction

The last resource and reserve estimate for the Guanaceví Mines project was reported in a Technical Report by Micon International Limited dated April 16, 2007 and posted on SEDAR. The Micon resource and reserve estimates are discussed in Section 6.5.

Since the last resource and reserve estimate was completed in April, 2007, Endeavour has conducted further diamond drilling and underground development and has completed a new resource and reserve estimate for the Guanaceví Mines project as of December 31, 2007.

Reserves and resources have only been updated for Endeavour's Porvenir mine. Resources for other deposits (Porvenir Dos, Santa Cruz and Alex Breccia) in the Guanaceví Mines Project remain unchanged from those reported by Micon in April 2007.

17.2   Resource and Reserve Estimation Methodologies

For the December 31, 2006 reserve and resource report, Endeavour employed traditional manual polygonal methods to estimate reserves for the Guanaceví Mines project. Resource estimates for the December 31, 2006 report were made by block model methods using Vulcan computer software.

As recommended by Micon, all resources and reserves for the Guanaceví Mines Project are now being estimated by block model methods using Vulcan computer software.

A total of 9,021 underground channel samples from the Porvenir deposit and 6,713 diamond drill core samples from all the deposits were used in the mineral reserve and resource estimate.

The Guanajuato Mines project uses a specific gravity SG of 2.55 to estimate the tonnages. This is considered reasonable for this type of deposit and confirmed by specific gravity tests on samples collected by Endeavour Silver staff from the Guanaceví Mines project.

The reported reserves only represent that portion of the Guanaceví Mines Project for which Endeavour Silver has a mine plan in place.

17.3   Geological Interpretation

As reported by Micon in April 2007, *"The Guanaceví silver-gold district comprises classic, high grade silver-gold, epithermal vein deposits, characterized by low sulphidation mineralization and adularia-sericite alteration. The principal mineralization in the Santa Cruz-Porvenir mines is an epithermal, fracture filling quartz-carbonate vein of low sulphidation, geochemistry closely associated with a major fault that extends over 10 km in a northwest strike direction with a generally moderate southwest dip. The Santa Cruz vein is a silver-rich structure with lesser amounts of gold, lead and zinc. Mineralization has averaged 500 g/t silver and 1 g/t gold over a 3 m true width. The minerals encountered are argentite-acanthite, limited gold, galena, sphalerite, pyrite and manganese oxides. Gangue minerals noted are barite, rhodonite, rhodochrosite, calcite, flourite and quartz. The Santa Cruz mine property covers about a 3.0 km strike length of the Santa Cruz fault/vein system. The broader and higher grade mineralized ore shoots tend to occur along flexures in the Santa Cruz vein structure, where sigmoidal loops are developed both along strike and down dip. The vein in the Santa Cruz workings for instance splays into two, three or four separate mineralized structures and the intervening wallrocks are also often well mineralized, giving mining widths ranging up to 10, and even 20 m in some*

places. These sigmoidal loops tend to develop with some regularity along the strike and ore shoots at the Santa Cruz mine have approximately a 60° to 80° plunge to the northwest. Mineralization associated with the Santa Cruz vein is restricted to quartz veins, even though locally strong silicification extends tens of metres into the hangingwall. This helps in identification of the mineralized envelopes. There are four identified zones on the property: the Porvenir, Porvenir Dos, Santa Cruz and Alex Breccia".

17.4   3D Wireframe Modeling

For the December 31, 2007 resource estimate, wireframe modeling was carried out by geologists and technicians working for Endeavour Silver. Wireframe modeling was conducted in a similar manner as was described in the April 2007 Micon technical report.

For the December 31, 2007 resource estimate, however, wireframe modeling for the Porvenir Mine was changed to better represent the selective mining method currently being employed in the Porvenir Mine. In order to minimize dilution and ensure that only material above the incremental cut-off is actually mined and sent to the mill for processing, grade control geologists are only marking for exploitation, the economical portion of the vein at a minimum mining width. To honour this practice, wireframes for the Porvenir mine were also constructed at a minimum mining width.

For wireframe construction, the portion of the vein with a composite grade greater than 200 g/t Ag and having a minimum true vein width of 2.1 metres was selected. This was done for both drill core and channel samples. When only a low-grade (<200 g/t Ag) composite is present, a mineralized boundary is still selected to insure wireframe model maintains a 2.1 metre minimum true vein width throughout its entirety.

With this methodology, the wireframe does not always snap to an exact sample intersection. As reported by Micon in the April 2007 technical report, this should not have any adverse effect on the resource estimation, especially since the best practices are used during the wireframe modeling.

As in the April 2007 Micon technical report, four zones that were identified are considered as separate entities and were modeled separately: Porvenir, Alex Breccia, Santa Cruz and Porvenir Dos. For the December 31, 2007 resource estimate, hangingwall splays in the Porvenir mine were also wireframe modeled but separate from the main Santa Cruz vein. Although modeled separately, resource blocks for these splays were included in the resources reported for the Porvenir zone. Tonnages for splays represent only a minor percentage of the overall tonnage.

No changes were made to the wireframes previously modeled for Alex Breccia, Santa Cruz and Porvenir Dos in the April 2007 Micon technical report.

17.5   3D Statistical Analysis

In the April 2007 technical report, Micon reported their findings of a 3-D statistical analysis of the four zones in the Guanaceví Mines project. The purpose of the statistical analysis was to characterize silver and gold grade distribution.

No additional 3-D statistical analysis was deemed necessary for the four zones in the Guanaceví Mines project at December 31, 2007.

17.6   Top-Cutting High Assays (Capping)

Micon in their April 2007 technical report developed basic statistical parameters for raw silver and gold assays. This showed that the data are positively skewed and that it was necessary to limit the influence of high outlier assays. The options available to limit the influence of high assays included compositing sample lengths, cutting high assays (outliers), applying an indicator kriging protocol or, alternatively, a combination of all of these methods. The lack of sufficient data for individual zones precluded the use of indicator kriging. The preferred method was to top-cut high assays and make equal length composites within each zone. To determine appropriate capping for each zone, lognormal probability plots were examined and the results for the capping used for each zone are shown in Table 17.1.

Statistical analysis has also shown that further top-cutting was required to limit the influence of high assays in drill holes within the Porvenir deposit. For the December 31, 2007 resource estimate, the top-cut applied to Porvenir drill core assays was 813 g/t Ag and 2.19 g/t Au, respectively (Table 17.1).

Table 17.1 Grade Capping used for Gold and Silver at the Guanaceví Mines Project

Zone	Ag (gr/ton)	Au (gr/ton)
Porvenir – Channel samples	2,325	2.7
Porvenir – Core samples	813	2.19
Porvenir Dos	819	1.3
Alex Breccia	978	2.0
Santa Cruz	1,275	2.0

17.7 Sample Composites

Basic statistics were also done by Micon to understand the variation in the sample length. It was found that the sample length for most of the assays in all of the zones was less than 1 m. Micon constructed a linear plot for each decile was made for sample length for each zone and is shown Figure 17.1.



Figure 17.1   Sample Length at each Decile for the Four Zones in the Guanaceví Mines Project

Micon also calculated the percentile to demonstrate that the maximum sample length for each zone was approximately 1 m and the results are tabulated in Table 17.2.

Table 17.2
Percentage of Sample in Each of the Four Zones with a Sample Length Less than or Equal to 1 Metre

AREA	Percentage of sample (Length <=1 m)
Porvenir	98
Porvenir Dos	93
Alex Breccia	95
Santa Cruz	75

Based on the statistical work done by Micon, Endeavour Silver decided to continue using 1 m as the composite length for the update of the reserves and resources for the Porvenir Zone as of December 31, 2007. The 1 m composite length was used for both drill core and channel samples for estimation of grades in the block model.

17.8 Spatial Analysis

In the April 2007 technical report, Micon reported that only the Porvenir vein had sufficient samples upon which to construct a variogram for the area of mineralization. All other zones lacked sufficient data upon which to conduct meaningful variography.

Micon carried out variography for both silver and gold in the general direction of the strike and dip of the Porvenir mineralized zone. The variography clearly defined both small scale and large scale variability in the deposit.

No additional spatial analysis was deemed necessary for the Porvenir mineralized zone at December 31, 2007.

17.9 Mineral Resource & Reserve Modeling

For the December 31, 2007 resource and reserve estimate, Endeavour Silver generated its own 3-D block model using Vulcan computer software.

As recommended by Micon in their April 2007 technical report, estimation of resources and reserves were coordinated between the exploration and mine departments of Endeavour Silver. Estimates of both reserves and resources were carried out using Vulcan computer software and the reserves were derived from the figures contained in the resource estimate.

17.9.1 Block Model Description

The updated resource block model for the Porvenir mineralized zone was generated using a parent block size of 20 m (northing) by 20 m (easting) by the width of the vein or mineralized boundary (vertical or "z"). This block size was deemed appropriate relative to the geometry of the zones, the distance between channel samples, and mine planning.

The blocks were rotated to fit the general dip (-55°) and strike (139°) of the Santa Cruz structure in the Porvenir mineralized zone.

17.9.2 Grade Interpolation

The 3-D wireframes for the Porvenir mineralized zone (including any hangingwall splays) were filled with blocks. Parent blocks were sub-blocked to fill the wireframe completely and to remove any volume discrepancy arising out of the difference between the wireframe volume and the block model volume. Sub-blocks created measured 5 m by 5 m by 0.25 m.

Bulk density was assigned to these individual blocks before grade interpolation. Endeavour Silver uses a specific gravity (SG) factor of 2.55 for calculating the tonnes for the resource and reserve blocks, which Micon reported was reasonable for this type of deposit.

The method used by Endeavour Silver for silver and gold grade interpolation was Inverse Distance with a power of 3. The minimum number of samples used in the grade estimation of each block was 3 and maximum 25.

17.9.3 Mineral Resource Classification

The drill spacing, in general, remains 30 m both in strike and dip of the Guanaceví deposits. Mineral resources were classified on the basis of the location of blocks relative to the data used to interpolate the block grade. The protocol for assignment of mineral resources to the appropriate category is the same as in the April 2007 Micon technical report. The protocol continues to adhere to the Australasian Code for Reporting of Mineral Resources and Ore Reserves (JORC Code) and to the CIM "Standards on Mineral Resources and Reserves". The mineral resources were categorized as follows:

- Indicated Mineral Resource: Blocks which lie within a 30 m radius from the last drill hole in the periphery of the mineralized zone.
- Inferred Mineral Resource: Blocks outside the 30 m periphery but within 100 m from the last drill hole in any direction within the defined mineralization.

The influence of this classification for both mineral resources and reserves is displayed in the Figure 17.2.

The final mineral resource model was depleted to account for previously mined volumes, cut by the surface topography and depleted of the material which is considered by Endeavour Silver to be reserves as of December 31, 2007. The resulting mineral resource statement is effective December 31, 2007.



Figure 17.2   Classification of Mineral Resources & Reserves for the Guanaceví Mines Project

17.9.4 Cutoff Grade

A breakeven cutoff grade was used which considers metal prices, total mining, milling and administration costs, freight costs, mill recoveries and smelter charges. Cutoff grades do not include either exploration or capital costs as the cutoff grade is a breakeven grade after development is completed.

For resource estimates as of December 31, 2007, the same breakeven cutoff grade reported in the April 2007 Micon report was used. The geological cutoff grade used for resources was 200 g/t Ag. Future plans to lower mine operating costs, raise mill throughput and improve mill recoveries at Guanaceví justify using the 200 g/t Ag geological cutoff for resources, which eventually expect to be converted to reserves.

For recoverable reserves, a cutoff grade of 250 g/t Ag was used for the December 31, 2007 estimate. The cutoff grade calculation was based on the following assumptions made at the time of reserve and resource estimation:

- An estimated average cost of $67 per tonne of ore processed at the Guanaceví plant (The operating cost is calculated net of gold credits and royalties).
- Average recovery for silver in the plant estimated at 70%.
- A long term silver price assumption of US$12.00 was used.

The economic breakeven cutoff grade was estimated based on the following:

Ag Cutoff   = (Total Operating Costs/ Price Ag X Ag Met Recovery X Payable Ag)
        = $67.00 / ($12.00 X 0.70 X 0.995) = 8.02 opt Ag
        = (8.02 opt X 31.1035 g/oz) = 250 gpt Ag

During 2007, the operating costs for the Guanaceví Mines Project were higher than expected. The higher operating costs were attributed to a combination of falling productivity and metal recoveries at the Guanaceví plant due to delays in the plant upgrade projects, lower production grades at Guanaceví due to mine dilution and the processing of lower grade stockpiles, lower silver recoveries due to higher manganese contents and lower leach circuit retention times at Guanaceví and rising operating costs of labour, fuel, power, parts, equipment, supplies etc.

As indicated in Q4 2007, the expansion and plant upgrade projects are already starting to have a positive impact on operations at the Guanaceví Mines Project. The next phase of plant capital projects should be completed in 2008 and a more rigorous stope sampling, mapping, and supervision process has been instituted at the Guanaceví mining operations in order to reduce mine dilution and increase production grades. All of these factors are expected to have a positive affect on lowering the operating costs.

17.10 Measured & Indicated Mineral Resources

A summary of tonnages and average silver and gold grades for Measured and Indicated mineral resources at 200 g/t cut-off grade for silver is provided for in Table 17.3. The location of the Measured and Indicated Resources is shown in Figures 17.3 through 17.7.

Measured & Indicated resources are not considered as reserves by the mine department because they are not included in short term mine plans.

Table 17.3
Measured & Indicated Resources for Different Zones (Cut-off Grade 200 g/t Silver)

Resources	Tonnes	Silver (g/t)	Gold (g/t)	Ounces Ag	Ounces Au
Measured					
Porvenir	15,046	224	0.35	108,524	167
Total Measured	**15,046**	**224**	**0.35**	**108,524**	**167**
Indicated					
Porvenir	537,452	319	0.81	5,518,207	13,928
Porvenir Dos	220,000	349	0.66	2,470,000	5,000
Santa Cruz	330,000	391	0.69	4,210,000	7,000
Alex Breccia	100,000	314	0.62	1,050,000	2,000
Total Indicated	**1,187,452**	**347**	**0.73**	**13,248,207**	**27,928**
Total Measured + Indicated	**1,202,498**	**345**	**0.73**	**13,356,731**	**28,095**

At a block cut-off grade of 200 g/t silver, Endeavour estimates that the total measured mineral resources as of December 31, 2007 is 15,046 tonnes at a grade of 224 g/t silver and 0.35 g/t gold. Total Indicated mineral Resources as of December 31, 2007 is 1,187,452 tonnes at a grade of 347 g/t silver and 0.73 g/t gold. The Measured and Indicated portion of this mineral resource contains an estimated 13.4 million ounces (Moz) of silver and 28,000 oz gold.


LONGITUDINAL SECTION PORVENIR
LONGITUDINAL SECTION NW45°SE LOOKING AT N45°E
RIO
EL PORVENIR CLAIM
> 1000 gpt Ag
500 - 1000 gpt Ag
400 - 500 gpt Ag
300 - 400 gpt Ag
200 - 300 gpt Ag
ENDEAVOUR
EL PORVENIR MINE

Figure 17.3 Location of Measured and Indicated resource blocks in the Porvenir zone.



Figure 17.4   Location of Indicated resource blocks in the Porvenir Dos zone.



**Figure 17.5   Location of Indicated resource blocks in the Porvenir Dos zone
(Conglomerate Vein).**


SANTA CRUZ MINE
EL PORVENIR MINE
PORTAL EL PORVENIR MINE
SANTA CRUZ MINE
LEVEL 6
LEVEL 10
LEVEL 11
LEVEL 13
SANTA CRUZ SHAFT
CRUCERO
EL PORVENIR CLAIM
> 1000 gpt Ag
500 - 1000 gpt Ag
400 - 500 gpt Ag
300 - 400 gpt Ag
200 - 300 gpt Ag
SCALE
Meters
ENDEAVOUR SILVER
SANTA CRUZ MINE
SANTA CRUZ VEIN
INDICATED RESOURCES BLOCKS >200 g/t Ag

Figure 17.6 Location of Indicated resource blocks in the Santa Cruz zone.


ALEX BRECCIA
SANTA CRUZ DIEZ (FRISCO)
LEVEL 13 SANTA CRUZ MINE
> 1000 gpt Ag
500 - 1000 gpt Ag
400 - 500 gpt Ag
300 - 400 gpt Ag
200 - 300 gpt Ag
SCALE
Meters
ENDEAVOUR SILVER
ALEX BRECCIA
SANTA CRUZ VEIN
INDICATED RESOURCES BLOCKS >200 g/t Ag

Figure 17.7 Location of Indicated resource blocks in the Alex Breccia zone.

17.11 Inferred Mineral Resources

A summary of tonnages and average silver and gold grades for Inferred mineral resources at 200 g/t cut-off grade for silver is provided for in Table 17.4. The location of the Inferred Resources are shown in Figures 17.8 through 17.10.

Table 17.4
Inferred Resources for Different Zones (Cut-off Grade 200 g/t Silver)

Resources	Tonnes	Silver (g/t)	Gold (g/t)	Ounces Ag	Ounces Au
Inferred					
Porvenir	494,754	296	0.62	4,712,517	9,862
Santa Cruz	220,000	379	0.62	2,670,000	4,000
Alex Breccia	130,000	277	0.50	1,130,000	2,000
Total Inferred	**844,754**	**313**	**0.58**	**8,512,517**	**15,862**

At a block cut-off grade of 200 g/t silver, Endeavour estimates that the total Inferred resources as of December 31, 2007 is 844,754 tonnes at a grade of 313 g/t silver and 0.58 g/t gold. The Inferred portion of this mineral resource contains an estimated 8.5 million ounces (Moz) of silver and 16,000 oz gold.


LONGITUDINAL SECTION PORVENIR
LONGITUDINAL SECTION NW45°SE LOOKING AT N45°E
RIO
EL PORVENIR CLAIM
ROBBINS
> 1000 gpt Ag
500 - 1000 gpt Ag
400 - 500 gpt Ag
300 - 400 gpt Ag
200 - 300 gpt Ag
ENDEAVOUR
EL PORVENIR MINE

Figure 17.8 Location of Inferred resource blocks in the Porvenir zone.


SANTA CRUZ MINE
EL PORVENIR MINE
PORTAL EL PORVENIR MINE
SANTA CRUZ MINE
LEVEL 6
LEVEL 10
LEVEL 11
LEVEL 13
SANTA CRUZ SHAFT
CRUCERO
> 1000 gpt Ag
500 - 1000 gpt Ag
400 - 500 gpt Ag
300 - 400 gpt Ag
200 - 300 gpt Ag
SCALE
Meters
ENDEAVOUR SILVER
SANTA CRUZ MINE

Figure 17.9 Location of Inferred resource blocks in the Santa Cruz zone.


ALEX BRECCIA
SANTA CRUZ DIEZ (FRISCO)
LEVEL 13 SANTA CRUZ MINE
> 1000 gpt Ag
500 - 1000 gpt Ag
400 - 500 gpt Ag
300 - 400 gpt Ag
200 - 300 gpt Ag
SCALE
Meters
ENDEAVOUR SILVER
ALEX BRECCIA

Figure 17.10 Location of Inferred resource blocks in the Alex Breccia zone.

17.12 Proven and Probable Mineral Reserves

All Proven and Probable mineral reserves for the Guanaceví Mines Project are now estimated by block model methods using Vulcan computer software. Endeavour Silver has discontinued using the traditional manual polygonal method based on the use of a long section to estimate the reserves.

Endeavour Silver first estimated the measured and indicated resource for the Porvenir mineralized zone without consideration to mining dilution, zone and mining extraction. The methodology employed for estimation of resources is the same as reported for resources in the sections above.

The influence of the proven and probable reserve areas used for this classification is also displayed in the Figure 17.1.

Data used for the reserve estimation was as of October 31, 2007. Thus for an effective date of December 31, 2007, November through December 2007 production has been subtracted from the reserve estimate.

Reserves reported here are in addition to resources reported in Sections 17.10 and 17.11 above.

The total “in-situ” measured and indicated resource is in Table 17.5 below.

Table 17.5
“In-Situ” Measured & Indicated Resources for Different Zones
(Cut-off Grade 200 g/t Silver)

Resources	“In-situ” Tonnes & Grade				
	Tonnes	Silver (g/t)	Gold (g/t)	Ounces Ag	Ounces Au
Measured					
North Porvenir	98,541	475	0.69	1,504,393	2,186
Porvenir	59,075	453	0.72	861,271	1,367
Total Measured	**157,616**	**467**	**0.70**	**2,365,665**	**3,554**
Indicated					
North Porvenir	998,135	392	0.67	12,579,516	21,523
Porvenir	46,197	440	0.71	654,147	1,055
Total Indicated	**1,044,332**	**394**	**0.67**	**13,233,662**	**22,577**
Total Measured & Indicated	**1,201,948**	**404**	**0.68**	**15,599,327**	**26,131**
Nov -Dec 2007 Production	**26,976**	**390**	**0.50**	**338,255**	**437**
Measured & Indicated as of Dec. 31, 2007	**1,174,972**	**404**	**0.68**	**15,261,071**	**25,693**

As of December 31, 2007, the total measured and indicated resource to be used for estimation of reserves was 1,174,972 tonnes at an average silver grade of 404 g/t Ag and 0.68 g/t Au.

17.12.1 Dilution

In the April 2007 technical report, Micon reported that the Endeavour Silver mine department made allowances for ore lost in stopes owing to incomplete mucking on the stope floor, dilution from both walls and from re-mucking of fill, and additional footwall dilution which was applied to the stope blocks for estimation of a diluted recoverable mining reserve. The procedure was outlined in Micon's April 2007 technical report.

Upon reviewing the dilution assumptions outlined in the April 2007 Micon technical report, an average 15% dilution factor at a minimum grade of 90 g/t Ag and 0.18 g/t Au was selected as reasonable figure to apply to the "in-situ" measured and indicated resources estimated by Endeavour Silver staff as of December 31, 2007.

17.12.2 Extraction

Extraction in cut and fill operations can be high because of the minimum amount of pillars required between stopes and the deletion of crown pillars typical to open stoping methods. Vein thickness is probably the most overriding factor affecting extraction at Guanaceví. With a minimum true vein width of 2.1 metres used for modeling the deposit, any material left in place could have a significant impact on extraction ratio. Upon reviewing the stope geometry and mining practices at the Porvenir mine, it was determined that for an average stope, the extraction ratio should be approximately 95%.

17.12.3 Recoverable Proven and Probable Mineral Reserves

A summary of tonnages and average silver and gold grades for Proven and Probable mineral reserves at 250 g/t cut-off grade for silver is provided for in Table 17.6. The location of the Proven Reserves is shown in Figure 17.11 and Probable Reserves is shown in Figure 17.12.

Table 17.6
Diluted "In-situ" and Recoverable Proven and Probable Reserves for the Porvenir zone (Cut-off Grade 250 g/t Silver)

Reserves	Diluted "In-Situ" & Recoverable Tonnes & Grade[1]				
	Tonnes	Silver (g/t)	Gold (g/t)	Ounces Ag	Ounces Au
Proven					
Porvenir Mine	82,941	447	0.65	1,192,567	1,724
Total Proven	**82,941**	**447**	**0.65**	**1,192,567**	**1,724**
Probable					
Porvenir Mine	1,140,933	354	0.61	13,002,592	22,309
Total Probable	**1,140,933**	**354**	**0.61**	**13,002,592**	**22,309**
Total Proven + Probable	**1,223,874**	**360**	**0.61**	**14,195,159**	**24,033**

[1] 15% dilution factor applied at a minimum grade of 90 g/t Ag and 0.18 g/t Au; Extraction of 95% used for recoverable reserves; Data used for the reserve estimate was as of October 31, 2007. Thus for an effective date of December 31, 2007, November through December 2007 production has been subtracted from the reserve estimate.


LONGITUDINAL SECTION PORVENIR
LONGITUDINAL SECTION NW45°SE LOOKING AT N45°E
RIO
EL PORVENIR CLAIM
> 1000 gpt Ag
500 - 1000 gpt Ag
400 - 500 gpt Ag
300 - 400 gpt Ag
250 - 300 gpt Ag
ENDEAVOUR

Figure 17.11 Location of Proven reserve blocks in the Porvenir zone.


LONGITUDINAL SECTION PORVENIR
LONGITUDINAL SECTION NW45°SE LOOKING AT N45°E
RIO
EL PORVENIR CLAIM
> 1000 gpt Ag
500 - 1000 gpt Ag
400 - 500 gpt Ag
300 - 400 gpt Ag
250 - 300 gpt Ag
ENDEAVOUR

Figure 17.12 Location of Probable reserve blocks in the Porvenir zone.

17.13 Conclusions

In the April 2007 technical report, Micon noted that the reserve methodology closely correlates to the actual mining practice at the Porvenir mine. Micon also noted that there should be good correlation between the true-widths and grades of the reserve blocks and the stopes, all other things being equal. However, as is the case with a lot of small mines in Mexico, a true reconciliation record of reserves versus production versus mill still does not exist. Micon recommended that Endeavour Silver initiate reconciliation practices at the Guanaceví Mines project as soon as possible in order to gain a more complete understanding of the dilution and recoverability of the broken muck underground and its relationship to the mill production.

For future reserve estimates, Endeavour Silver will also strive to develop a method to calculate dilution in terms of percent and grade as part of the reconciliation methodology and update the dilution assumptions accordingly as dictated by the data.

18.0 OTHER RELEVANT DATA AND INFORMATION

At the writing of this report, all relevant data and information regarding Endeavour Silver's Guanaceví Mines Project is included in other sections of this report. This section will therefore focus on covering the items contained in Item 25 of the Form 43-101F1 Technical Report "Additional Requirements for Technical Reports on Development Properties and Production Properties"

18.1 Mining Operations

Since January 1, 2007, Endeavour Silver has been in complete control of the day-to-day mining operations at the Guanaceví Mines Project. Endeavour Silver assumed control of the mining operations from a local mining contractor in order to allow for more flexibility in operations and to continue optimizing the costs.

In March 2008, the Guanaceví Mines Project had a roster of 411 employees. The mine operates on two 10-hour shifts 7 days a week, whereas the mill operates on a 24/7 schedule. The miners are skilled and experienced in vein mining and are currently not unionized. There is an incentive system in place rewarding personnel for good attendance, safety and production. Technical services and overall supervision is provided by Endeavour staff. The mine employs geology, planning and surveying personnel and has detailed production plans and schedules. All the mining activities are being conducted under direct supervision and guidance of the Mine Manager.

An organization chart for the Guanaceví Mines project is in Figure 18.1.


Mina Guanacevi
VP Operaciones David Howe
Gerente de Planta Luis Wilson
Secretaria D Esparza
Gerente de Mina Samuel Davila
Gerente de Geologia Vacante 3
Gerente de Ingenieria Vacante 2
Gerente de Mina Richard Downes
Gerente de Seguridad Nerio Montanez
Gerente RH Claudia Ordoñez
Gerente de Compras y Almacen Vacante 1
Procesos Planta Eduardo Solis
Capitan de Mina (3) Jesus Mares Angel Gonzalez Guillermo Ordaz
Geologo Gerardo Canizal
Jefe de Ingenieria Eleazar Jaquez
Jefe de Fundicion Jesus Melendez
Jefe de Laboratorio Tania Duran
Jefe de Mmto Planta Nicolas Castillo
Jefe de Mmto Mecanico Planta Dante Ortega
Jefe de Mmto Electrico Angel Salomon
Jefe de Seguridad Industrial (2) Yander Valdez/ Carlos Espinoza
Jefe RH Jose Luis Castro
Jefe de Compras Martin Torres
Jefe Almacen Carlos Rivas
Supervisor de Mina (5) Gregorio Salazar Romualdo Lucero Fidel Saenz Noel Almeida Filiberto Salazar
Supervisor de Servicios (2) Victor Garcia Miguel Franco
Supervisor de Ingenieria Abelardo Gonzalez
Supervisor de Planta (4) Daniel Valverde Fernando Garcia Victor Ayala Gerardo Campos Daniel Alegria
Supervisor Mmto Mecanico (3) Odin Garcia Adalberto Escobedo Gerardo Escarpita
Supervisor Mmto Electrico Amulfo Rendon
Jefe de Campamento y Comedor Carmen Barraza
Asistente de RH Yesica Pena
Supervisor Comedor Eduardo Camargo
Dibujante Noel Ramirez
Topografo JCarlos Perez
Paramedico (2) Ricardo Gracia Alejandro Rocha
Asist Compras (2) Alejandra Bautista Rita Rivera
Operador Mecanico Horacio Olivas

Figure 18.1 Organization chart for the Guanaceví Mines project (as of March 2008)

18.2   Ground Conditions

The Porvenir mine is a classic, high grade silver-gold, epithermal vein deposit, characterized by low sulphidation geochemistry and adularia-sericite alteration. The Santa Cruz vein is the host of the silver and gold mineralization. It is oriented northwest and occurs principally within the Guanaceví Formation, with a preferred strike of N45°W and dips between 50° and 55° to the southwest.

The footwall is an unaltered andesite that has Rock Quality Determination ranging from 80 to 100. This is competent ground that only occasionally requires additional support such as 6-foot spilt-set bolts or shotcrete.

The vein is a classic quartz vein that varies from 1 to 5 m wide with an average width of approximately 3.0 m. The footwall contact is defined by a clear change of rock type from vein material to unaltered andesite. The hangingwall contact is typically defined by a clear structural boundary between the vein and the hangingwall rocks, with the contact usually defined as the Santa Cruz fault, a normal fault characterized by striations and fault gouge. The gouge material is typically a white-clay that can range from 5 mm up to 1 m or 2 m in thickness. The vein is generally self-supporting over the entire width and requires no mechanical supports. When vein widths increase beyond 5 m some local support in the form of split-set bolts and welded wire mesh may be required. In some areas post-mineral movement of the fault has caused some fracturing along the vein.

The hangingwall is an andesite with adularia-sericite alteration which varies locally from very weak to very strong, depending on the amount of argillic phases. In the zones of intense argillic hangingwall alteration, ground support such as 3.6 m Swellex bolts and welded mesh support straps are required on a 1.5 m by 1.5 m spacing to maintain stability. In these areas there is always a risk of greater dilution due the instability of the hangingwall and the mine accounts for these areas when estimating the reserves. Occasionally, a thin cap of vein material is left on the hangingwall to prevent weathering of the clay and help assist with the stability of the hangingwall.

18.3   Mining Method

A conventional cut and fill mining method is employed with the stopes generally 100 m long and 20 m high. Access to the stoping areas is provided by a series of primary and secondary ramps located in the footwall. The ramps have grades from minus 15% to plus 12% with plus or minus 12% as standard. The cross-sections are 4 m by 4 m for the primary ramps and 3.5 m by 3.5 m for the secondary ramps.

Stope access is by short (10 m to 40 m) cross-cuts from the ramp to the vein/stope. These cross-cuts are generally 3.5 m by 3.5 m in cross-section and are usually driven down at minus 22% to intersect the stope. As the stope advances up dip on the vein, the back is taken down in these cross-cuts to maintain access until the cross-cut reaches a maximum inclination of 22%.

Mining in the stopes is done with jackleg drills. Back cuts are taken 2 m to 2.5 m high via vertical up-hole drilling & breasting, and the broken material is mucked out using scooptrams (2 yd or 3.5 yd depending on vein width). Waste fill from mine development is placed in the stope by the same scooptrams to within 2 m to 2.5 m of the back. When the vein is less than minimum mining width the footwall is slashed to provide adequate width. This slashing is done during the fill cycle and the slashed material remains in the stope as fill. Consequentially mining dilution has been estimated by Endeavour Silver as averaging about 10% and lost ore is estimated as approximately 10%. The dilution material in almost all cases is mineralized and therefore it is

difficult to estimate its impact on the final grades of the mined ore, as there are no reconciliation records.

Stopes that have high-grade ore in the sill when started are filled with one metre of cemented rock fill to allow recovery of the sill pillar. The cemented rock fill consists of development waste mixed with 5% by weight ordinary Portland cement and is placed over a five millimetre steel welded mesh on the stope sill. The cemented rock fill is mixed in a muck bay adjacent to the stope by the same scooptram that will place it in the stope. Three to six sacks of cement (depending on bucket capacity) are simply dumped on top of a bucket of waste, a little water is added and this is mixed a few times by the scooptram and then carried into the stope and dumped on the sill. The cemented rock fill is placed starting at the entrance going into the sill so that the scooptram is driving on top of the fresh fill to provide compaction. This is a common method in Mexico which works well where it is used. Ore and waste transportation is by scooptram and truck haulage. Endeavour has acquired two TORO EJC 522 trucks which are now in operation for underground haulage. The underground haulage is complemented with diesel highway trucks rented from local contractors.

At shallower depths in the Porvenir Mine, drainage and pumping has been minimal due to very little ground water being encountered. Water was also brought in from the surface for drilling and dust control. As mining has proceeded deeper in the mine, a pump station had to be built in the lower part of the main (4113) ramp to handle any water produced from the water table.

Principal mine ventilation is provided by a 100 horsepower (hp), 54 inch conventional exhaust fan. This fan is located on top of a 220 m long by 2.1 m diameter borehole. Fresh air is drawn down the ramp, through the workings and exhausted out to the surface through the borehole. This circuit is moving approximately 80,000 cubic feet per minute (CFM) of air.

Secondary ventilation is by conventional axial-vane mine fans that are from 24 to 36 inches in diameter and 25 hp to 50 hp. These fans blow ventilating air into the working headings through ventilation ducting that is 24 or 36 inches in diameter. There are currently 7 secondary fans in operation.

The electrical power for the mine is distributed by a series of substations connected to the public power grid. Electric power arrives at the mine site via 34.5 Kv overhead transmission lines which is reduced by a 2,000 Kva transformer to 13.5 Kv and distributed to the Santa Cruz mine and the Porvenir mine transformers. The power is taken underground at the Porvenir mine at 13.5Kv via the ventilation borehole to the principal underground transformer where it is reduced by a 750 Kva transformer to 4,160 volts (v) and distributed out to two portable underground mine transformers where it is reduced further, to 480 v. From the portable transformers the electricity is distributed out to the secondary ventilation fans, the jumbo drill and other points of consumption by armored cables sized for the load. The underground electrical system is equipped with an automatic ground-fault-interrupter system. Additional underground transformers will be added as required. Compressed air is provided by three 650 CFM electric compressors installed on the surface. Compressed air is brought into the mine by a six-inch diameter pipe that passes down the borehole and then branches up and down the ramps in four-inch diameter principal airlines and then to two-inch airlines that enter the individual working places. A 700 CFM diesel compressor is installed on the surface as standby. Complete maintenance and service facilities for the underground mobile equipment are located near the mine portal.

18.4   Grade Control

The sill faces are mapped on a daily basis by a geologist and tied into the last survey station. The geologist then spray paints the sample locations and lengths perpendicular to the structures. The geologist will also spray paint the maximum width that he wants the next round to be within. Typically there are 3 samples taken per face: (a) a sample directly above the main mineralized vein; (b) the vein; and (c) a sample directly in the footwall of vein. The geologist and/or a sampler then takes chip samples over the marked sample lengths. The samples are placed in individual sample bags with a numbered tag. The second half of the tag remains in the sample book and all pertinent information about the sample is recorded. This is repeated until all the samples are taken for each face. The samples are collected and then delivered to the MG laboratory for sample preparation and assaying. Duplicates and blanks are requested on a daily basis. The same procedure is followed when taking stope back samples. Back samples are taken approximately every 2 to 3 m along the back of each cut.

Sampling is done by the mine geology staff to identify potential stopes and make forecasts regarding production from working and planned stopes. The best grade control is the direct interaction between the geologist and the miner in the stope on a daily basis. This includes discussions on selective mining, leaving the hangingwall intact and not gouging into the footwall. The geologists and engineering staff meet with mining supervision on a weekly basis to discuss the previous week's production, grade control, and grade control issues, including planned individual stope widths for the coming week. Grade control takes the ongoing involvement of everyone involved in the mine.

18.5   Production

For the year ending December 31, 2007, silver production was 1,907,795 ozs and gold production was 3,957 ozs. Plant throughput for 2007 was 226,295 tonnes at an average grade of 375 gpt silver and 0.70 gpt gold. In 2007, recoveries averaged 69.4% and 75.7% for silver and gold, respectively.

Endeavour Silver mine management is currently working on projects to access the deeper portions of already developed ore zones, as well as opening up new mineralized zones.

Two ramps are currently being driven from the Porvenir Mine, one into deep part of the North Porvenir ore zone and the other into the deeper portion of the Santa Cruz mine ore zone.

Endeavour Silver mine management has also driven a ramp in to the Alex Breccia orebody and is also currently working on a project to access the Porvenir Dos zone via a new portal. Both the Alex Breccia and Porvenir Dos zones will become stand-alone facilities with a minimal amount of development. The Alex Breccia zone is the southwest extension of the Santa Cruz vein. The Porvenir Dos zone is located on the northwest extension of the Santa Cruz vein.

Eight holes drilled to-date in the Alex Breccia zone look promising. Additional drilling is planned during 2008 in the Alex Breccia zone from a cross-cut recently completed, 50 m into the hanging wall of the structure.

18.6   Mineral Processing

The Guanaceví mill processes ore from North Porvenir and El Porvenir and purchased ore. In 2007, grinding had a capacity of 800 t/d average using 4 ball rubber lined mills.

The flotation circuit has a capacity of approximately 420 t/d, while the cyanide leach circuit can process up to 800 t/d. The flotation section is currently shutdown. The processing flowsheet consists of coarse ore storage bins, conventional crushing, with a primary jaw crusher followed by a 4-foot secondary cone and 3-foot tertiary cone and screening (-½" or -5/8"), grinding, followed by either cyanidation or flotation. The production of Doré bars are shipped by truck to Peñoles Met-Mex facility in Torreon for smelting and refining.

The cyanide circuit consists of agitated leach tanks with compressed air (oxygen addition was phased out in May 2007), clarification, Merrill-Crowe process, silver and gold precipitation with zinc followed by drying and refining.

Oxidized ore is pumped to a 50-foot diameter thickener and is thickened to 50% solids. The thickened slurry is transferred to agitated leach tanks (12 units of 20' by 20') that are arranged for gravity flow from tank to tank. The tanks are positioned in two rows of six units in each row. NaCN is added to the slurry at a ratio of 2.2 kg per tonne of solids. The solution from the leaching tanks is processed in a counter current decantation circuit through five thickeners. The rich solution goes to the Merrill-Crowe plant for clarification and precipitation of the silver and gold. The retention time in the leaching plant is about 52 hours. The cyanidation circuit recoveries average around 71% and 76% for both silver and gold, respectively, but can range from a low of 60% to a high of 78% and are ore dependent.

A gas furnace smelts the precipitate to produce the silver Doré which typically averages 98% silver and is shipped and sold to Peñoles Met-Mex facility in Torreon for final refining.

The assay laboratory utilizes wet assaying, fire assaying and atomic absorption methods. The laboratory does all the assaying required for mill processing as well as assaying mine and exploration samples. Duplicates and blanks are run on a regular basis, as well as check assays at outside laboratories.

18.7   Tailings Dam

The mill lies adjacent to historic tailings dams which are not utilized in current operations and a new tailings pond (Fig. 18.2). Endeavour Silver has sampled the old tailings and it is believed that re-treatment of the tailings could possibly add to the economics of the Guanaceví Mines project in the future. Any potential resources in the historic tailings are beyond the scope of this report.



Figure 18.2   Aerial view of the plant and tailings facilities of the Guanaceví Mines Project

The new tailings dam is being constructed using the centerline method and is completely lined (Fig. 18.3). The process water is recycled back to the mill and the cyanide circuit.



Figure 18.3   Photograph of tailings dam being constructed with historical tailings and plant in the background.

Endeavour Silver has contracted The Mines Group in Reno, NV and Sol y Adobe Ingenieros Asociados, SA de CV in Mexico to review the disposal facility and assist with the design of the expansion. The new design will have enough capacity for 5 years at 800 t/d. The design calls for construction in stages. The dam construction will be completed in the 2nd Quarter of 2008 and then the liner will be installed on an annual and as needed basis. The dam will have an overall slope of 3:1. The design will meet all federal and local requirements and will be equipped with piezometres for environmental monitoring.   Endeavour Silver started the construction of a tailings facility expansion during the first quarter of 2008.

18.8   Contracts

Endeavour Silver has no contracts for mining, smelting, refining, transportation, handling, sales, contracts or agreements that are outside of normal or generally accepted practices within the mining industry. Endeavour Silver has a policy on not hedging or forward selling any of its products.

18.9   Environmental Considerations and Safety

The Guanaceví Mines Project monitors all the effluents and air quality at the site. Regular monitoring and laboratory testing are conducted either by Endeavour Silver staff or contracted out to qualified contractors. Regular meetings are held with the local Ejido (Local Government) and President of the Municipality of Guanaceví to discuss areas of mutual concern.

The mill and mine recycle batteries, oils, greases, steel and aluminum.

The mine and mill have induction meetings and tours with all new employees and hold regular weekly half hour safety meetings with all employees and contractor employees.

Endeavour Silver has completed approximately 65% to 70% of an environmental action plan established by the Mexican government environmental authority (SEMARNAT) for the Guanaceví Mines Project. These improvements are necessary due to the negligence in the areas of ecology and the environment by previous operators of the project. Endeavour Silver is confident that it can meet the standards set by the environmental authorities within the established time period.

Endeavour Silver has an environmental contingency plan in place to take immediate control of any incident, correcting the main cause of the incident, and implementing the actions needed to avoid and prevent it from happening again.

Environmental projects currently being worked on at the Guanaceví Mines Project include:

- Environment impact studies for the extension of the tailings dam and moving of the main access road and a new haul from the El Porvenir Dos mine to the MG plant,

- General cleaning and painting activities at the MG plant, office and staff living quarters at the "Colonia" and at the mine.

Endeavour Silver acknowledges that importance of the safety and health of its employees, while at the same time, improving the quality of their lives. To ensure this, Endeavour Silver has implemented safety programs to prevent accidents and work-related illnesses, and raise awareness of the value of these programs and to promote improvement of the conditions and work environment in every area of the Guanaceví Mines Project. Specific objectives include:

- To protect all personnel from possible work risks that could cause health damage,
- To provide the employees with the necessary training and emphasize the precautions to prevent accidents,
- To establish safety regulations for all work areas and activities, and
- To provide the employees with rules, guidelines and basic procedures about safety and health in order to prevent risks in every area of the workplace.

Endeavour Silver has designed a personnel training program to prevent workplace accidents, which is registered at the Ministry of Labor and Social Prevention.

Endeavour Silver has commenced mine rescue training at the Guanaceví Mines Project. The objective is to train a team of mine rescue personnel that can take control of any accident in the mine, including the most serious risk, a mine-related fire.

A total of 15 employees are currently enrolled in the mine rescue training program. Training is being conducted by Ariel Valenzuela Quiñónez, a qualified mine rescue trainer that previously worked seven years for Peñoles at the Cienega mine in Durango. Training of the mine rescue team at the Guanaceví Mines Project is expected to be completed by mid-2008.

18.10 Taxes

Taxation in Canada and Mexico is often complex and varies from one jurisdiction to the other. There are numerous calculations and allowances, all of which are outside the scope of this report. However, taxes are all levied in the normal course of business. Endeavour Silver is subject to the taxing jurisdictions of Durango, Mexico and Canada. Endeavour Silver represents that all taxes assessed have been paid or will be paid when due, aside from any protests or other tax relief available under law.

18.11 Capital Cost Estimates

In 2007, the plant expansion and upgrade program continued at the Guanaceví Mines Project. During the year emphasis was on improving metal recoveries by installation of a 10½ x 12 foot ball mill, upgrading the performance of the CCD leach, Merrill Crowe precipitation and refinery circuits.

Capital projects completed in 2007 included:

- Mill Installation
- Agitation refurbishment
- Lined Tailings Pond
- Merrill Crowe
- New mine camp and kitchen
- Underground pump station
- Widen Santa Cruz Mine level #6 access to Alex Breccia zone
- Expand plant electrical substation

Capital projects still in process at the end of 2007 included:

- Silver Refinery   80% Completed
- Tailings Thickeners   40% Completed

In 2008, Endeavour Silver has USD$ 9.7 million budgeted for capital projects at the Guanaceví Mines Project (Table 18.1).

Table 18.1 2008 Capital Cost Estimates for the Guanaceví Mines Project

Projects Initiated 2007		USD
Plant		1,362,000
Mine		571,000
Administration		486,000
	Sub Total	2,419,000
New Projects		
Plant		2,818,000
Mine		
Administration		785,000
	Sub Total	3,603,000
Equipment		
Mining		555,200
Plant		235,000
Transport		355,000
	Sub Total	1,145,200
Development		
Ventilation		800,000
Mine		2,000,000
	Sub Total	2,800,000
Total		**9,967,200**

This budget for capital expenditure on the mine and plant and is in addition to the exploration budget presented in Section 19.0 below.

18.12   2007 Operating Costs

The cash operating cost of silver produced at the Guanaceví Mines Project in fiscal 2007 was $8.16 per oz (Table 18.2). Cash operating cost per oz of silver is calculated net of gold credits and royalties. On a per ton of ore processed basis, the cash operating costs averaged USD $68.08/t.

The higher cash costs in Q2, Q3 and Q4, 2007 are attributed to a combination of falling productivity and metal recoveries at the plant due to delays in the plant upgrade projects, lower production grades due to mine dilution and the processing of lower grade stockpiles, lower silver recoveries due to higher manganese contents and lower leach circuit retention times at the plant,. Cash costs are also higher due to rising operating costs of labour, fuel, power, parts, equipment, supplies etc.

For the Guanaceví Mines Project, Endeavour Silver has been temporarily incurring additional operating costs while expansion and upgrade programs are implemented. The plant upgrade projects at Guanaceví, however, are starting to have a positive impact on operations. The cash cost per oz at Guanaceví for the 4th Quarter 2007 was $7.45 per oz for the quarter compared to $10.31 in the 3rd Quarter 2007.

Table 18.2   2007 Operating Costs for Guanaceveví Mines Project

(in US $000s except ozs produced/payable and cash cost/oz)	Year Ended Dec 31, 2007	Three Months Ended Dec 31, 2007	Three Months Ended Sep 30, 2007	Three Months Ended June 30, 2007	Three Months Ended Mar 31, 2007
Cost of Sales	$18,717	$5,383	$5,397	$4,370	$3,567
Add/(Subtract):					
Royalties	($742)	($211)	($191)	($149)	($191)
Change in Inventories	$131	($289)	$518		($98)
By-Product gold sales	($2,700)	($880)	($704)	($489)	($627)
Cash Operating Costs	$15,406	$4,003	$5,020	$3,732	$2,651
Ozs Produced	$1,907,795	$542,789	$491,643	$382,377	$490,986
Ozs Payable	$1,888,717	$537,361	$486,726	$378,554	$486,076
Cash Cost Per Oz US$ ∗	**$8.16**	**$7.45**	**$10.31**	**$9.86**	**$5.45**

18.13   2008 Production Forecast

For 2008, Endeavour Silver is forecasting to produce 2.3 million ounces of silver and 4,900 ounces of gold. Plant throughput for 2008 is forecasted at 301,000 tonnes at an estimated average grade of 350 gpt silver and 0.70 gpt gold. Recoveries are forecasted to average 68% and 74% for silver and gold, respectively.

Endeavour Silver's mine and development plan through December 2008 is shown in Figure 18.4.

The property has a substantial undeveloped resource potential. Beyond 2008, Endeavour Silver believes that continued exploration and development will lead to discovery of new resources. .


ENDEAVOUR SILVER
LONGITUDINAL SECTION PORVENIR
SCALE
Metros
SIMBOLOGY
OCTOBER 2007
NOVEMBER 2007
DECEMBER 2007
SIMBOLOGY
JANUARY 2008
FEBRUARY 2008
MARCH 2008
APRIL 2008
MAY 2008
JUNE 2008
JULY 2008
AUGUST 2008
SEPTEMBER 2008
OCTOBER 2008
NOVEMBER 2008
DECEMBER 2008
TO SANTA CRUZ MINE
Projected Water Level

Figure 18.4 Longitudinal section of Porvenir Mine (looking northeast) showing mine and development plan through December 2008.

19.0   INTERPRETATION AND CONCLUSIONS

Upon acquiring the Guanaceví Mines Project, Endeavour Silver has obtained an operating project with an extensive mining history and known silver and gold bearing veins located in the State of Durango, Mexico with good potential for the discovery of additional resources and reserves as development and exploration at the mine continues. Also, since taking over the day to day operation of the mine, Endeavour Silver has implemented measures in a number of areas which will see increased productivity and efficiency which may lead to cost savings in the future. Improvements in mining techniques will also allow mining to be expanded within the boundaries of previously mined areas and extend the mining into new areas.

Endeavour Silver has updated the resource and reserve estimate for the period ending December 31, 2007. The resource and reserve estimate prepared by Endeavour Silver is believed to have been reasonably prepared and conforms to the current CIM standards and definitions for estimating resources and reserves as required under NI 43-101 "Standards of Disclosure for Mineral Projects." Endeavour Silver's resource and reserve estimate is believed to be acceptable as its basis for the ongoing mining operations at the Guanaceví Mines Project. In Endeavour Silver's opinion there are no significant technical, legal, environmental or political considerations which would affect the extraction and processing of the resources and reserves at the Guanaceví Mines Project.

Endeavour also believes that the land is controls in the Guanaceví District is highly prospective both along strike and down dip of the existing mineralization and that further resources could be converted into reserves with additional exploration and development.

As part of its ongoing exploration at the Guanaceví Mines Project, Endeavour Silver is budgeting to spend an estimated USD$ 2,425,550, mainly on diamond drilling, in an effort to continue to expand the resource base through both exploration and development on its properties during 2008 (Tables 19.1 & 19.2). The focus will be on delineating new resources within or adjacent to the numerous existing mine workings at the Porvenir mine, as well as exploring new property acquisitions within the district.

Table 19.1   Guanaceví Mines Project - Exploration Budget (by Area) for 2008

AREA	COST ($USD)
Alex Breccia (Underground Drilling)	$ 281,150
Porvenir Central Zone (Underground Drilling)	$ 214,300
Deep Santa Cruz Mine (Underground Drilling)	$ 360,850
North Porvenir/Santa Cruz Mines (Surface Drilling)	$ 408,750
San Pedro District Exploration (inc. Milache)	$ 1,160,500
TOTAL	**$ 2,425,550**

Table 19.2   Guanaceví Mines Project - Exploration Budget (by Activity) for 2008

ACTIVITY	Totals(USD)
Assays	$64,500
Analytical Studies	$10,000
Consultants	$13,000
Contractors – Geophysics	$50,000
Contractors - Water Truck	$28,750
Contingencies (10% drilling)	$146,800
Underground Diamond drilling (5,000 m)	$620,000
Surface Diamond Drilling (4,700 m)	$662,000
Surface Reverse Circulation Drilling (3,000 m)	$195,000
Exploration development (510 m)	$205,000
Supplies and sundries	$77,500
Geology and engineering personnel	$106,000
Drafting/Surveying	$39,750
Local labour	$25,550
Management	$48,000
Mining concessions	$19,000
Reclamation	$15,000
Roads and drill pads	$55,000
Travel & Lodging	$26,000
Vehicles	$18,700
TOTAL	**$2,425,550**

The 2008 exploration program for the Porvenir Mine area shall involve drilling a 5,000 m in approximately 20 underground diamond drill holes at an estimated cost of USD$ 136/m. Approximately 30 surface diamond drill holes totaling 4,700 m are planned for the Santa Cruz, Porvenir and San Pedro areas at an estimated cost of USD$ 155/m. Another 25 reverse circulation drill holes totaling 3,000 m are planned for San Pedro district at an estimated cost of USD$ 72/m. These programs shall cover several areas of the Guanaceví Mines Project identified and scheduled for the drilling and development during the 2007 and early 2008 exploration programs.

If initial drilling in 2008 is successful, a supplemental budget for a follow-up phase of exploration will be prepared and submitted for approval by the company's Board of Directors.

Endeavour Silver could reasonably expect that further exploration may yield further mineralized areas which could have a considerable impact on the resources and possibly on the reserves at exploration and development continues at the Guanaceví Mines Project. Endeavour Silver also believes that its program for further exploration on the Guanaceví Mines Project is both warranted and justified as the potential for the discovery of additional resources is high.

Endeavour Silver is also in the unique position of having acquired a portion of a major historical mining district in Mexico that has not been subjected fully to modern exploration concepts and technology. The property holds the potential for the discovery of mineralized deposits of similar character and grade as discovered in the past either along the trend of the vein or at depth below the presently exploited areas.

20.0   RECOMMENDATIONS

Endeavour Silver, through its acquisition of the Guanaceví Mines project, acquired an operating project with the potential to yield significant silver mineralization. Further to the work carried out in preparation of this technical report, several recommendations for advancing the project, some of which were also recommended by Micon in April 2007, are listed below.

- Endeavour Silver needs to develop a better reconciliation plan for the Guanaceví Mines project. The ability to be able to reconcile the ore mined and milled on a stope-by-stope basis to the original estimates for the stope will be a critical factor in future resource and reserve estimations. The reconciliations will form the basis of reviewing dilution estimates, mining loss and gain estimates, and will assist in reviewing the classification categories of the resources.

- Reconciliation at the mine(s) is improved through more accurate measurements of volumes mined. This can be achieved with more thorough survey pick ups and the use of 3D computer applications to model the orebody in 3D.

- As further data are generated from the mining, more detailed examination of the block modeling parameters should be done to develop better estimation protocols. This would not only help in future exploration but would also help in infill drilling.

- Digital logging of diamond drill core should be instituted to reduce the chance of transcription errors and to speed up the core logging process.

- Endeavour Silver geologists need to log the drill holes to production standards, as well as exploration standards. Factors such as the rock quality designation/designator, fracture/fault patterns and major fault or gouge zones should be noted and entered into the computer database to assist in future mine planning.

- The on-site laboratory should join a proficiency program of round robin testing such as the one run by CanMet. This would assist the on-site laboratory in assessing its performance for one or more analytical methods independently of internal quality control.

- Representative samples of the mineralized material from the various zones should be sent out for metallurgical and mineralogical testwork regularly to try to improve recoveries.

- Representative samples of the wallrock dilution should be sent out for bulk density determinations.

- Underground sampling by Endeavour Silver geologists should be standardized to avoid errors and discrepancies. In particular, the following is recommended:

  o Distance between sample lines and sample line lengths needs to be standardized. Sample line lengths should respect geological contacts.

  o The mine crew needs better instructions on the techniques of proper channel sampling. The current chip-line method tends to over-sample quartz and under-sample dilution material.

- The back sample approach complicates the goal of equal sampling all horizons of a vein from footwall to hanging wall. Face sampling allows more control of this aspect and should be used whenever possible.

- Channel samples need to be sent to an outside laboratory, preferably, ALS Chemex, for periodic check assaying.

- Reference standards should be added to the channel samples sent to the Metalurgica Guanaceví assay lab as part of Endeavour Silver's QA/QC program.

- The plant assay lab should be audited, sub-standard practices identified and corrected, and if equipment upgrades are recommended, these should be implemented.

21.0   REFERENCES

Endeavour Silver, (2008), Endeavour Silver Corp. Management Discussion and Analysis for the Year Ended December 31, 2007, Draft Copy, 23 p.

Lewis, W.J. et al, (2007), NI 43-101 Technical Report Audit of the Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico for Endeavour Silver Corp., 103 p.

Olson, A. E., (2006), Technical Report, Mineral Resource and Minera Reserve Estimate, Guanaceví Mines Project, Durango, Mexico for Endeavour Silver, 122 p.

Salas, G.P., et al, (1991), Economic Geology, Mexico, Volume P-3 of the Geology of North America, in The Decade of North American Geology Project series by The Geological Society of America, Inc., 438 p.

Southworth, J.R., (1905), Las Minas de México (Edición Ilustrada) Historia, Geologia, Antigua Mineria y Descipción General de los Estados Mineros de la República Mexicana, En Español é Inglés, 260 p.

Spring, V., (2005), A Technical Review of the North Porvenir Zone, Santa Cruz Mine, Guanaceví Mines Project in Durango State, Mexico for Endeavour Silver Corp. 67 p.

22.0 CERTIFICATE OF QUALIFIED PERSON

To Accompany the Report Entitled
"NI 43-101 Technical Report on the Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico"

I, **Barry David Devlin,** do hereby certify that:

1. I am employed by, and carried out this assignment for, Endeavour Silver Corp., Suite 301, 700 West Pender Street, Vancouver, British Columbia V6C 1G8, tel. (604) 685-9775, fax (604) 685-9744. email: bdevlin@edrsilver.com.

2. I am a graduate with a Bachelour of Science Degree (1981) and a Master of Science Degree (1987), both in Geology, from The University of British Columbia, Canada and I have practiced my profession continuously since that time.

    a. I am a registered Professional Geoscientist with the Association of Professional Engineers and Geoscientists of British Columbia (Membership #1972) and I am a member in good standing of several other technical associations and societies.

3. I have 27 years experience in exploration and mining geology including experience with precious metal deposits and reserve and resource estimation techniques.

4. I am the Vice President of Exploration for Endeavour Silver Corp.

5. I am not independent of Endeavour Silver Corp. applying all the tests in Section 1.5 of the National Instrument 43-101

6. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, professional registration (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

7. I am responsible for preparation of the report titled "NI 43-101 Technical Report on the Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico", dated April 15, 2008, (the "Technical Report") related to the Guanaceví Mines Project.

8. I have read NI 43-101 and Form 43-101F1 and have prepared the technical report in compliance with these and in conformity with generally accepted International mining industry practices.

9. As of the date of this certificate, to the best of my knowledge, information and belief, the report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

10. I consent to the filing of the Technical Report with the British Columbia, Alberta and Ontario securities commissions and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public.

Dated this 15 day of April, 2008

"Signed"

Barry D. Devlin, M.Sc., P. Geo.
Vice President of Exploration
Endeavour Silver Corp.